Exhibit 99.2

July 17, 2019

The Manager - Listing

BSE Limited

The Manager - Listing

National Stock Exchange of India Limited

The Market Operations

NYSE, New York

Dear Sir/Madam,

Sub: 73rd Annual General Meeting - Voting Results

Ref: BSE: 507685 and NSE: WIPRO

In accordance with the Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), please find enclosed the voting results and Scrutinizer’s Report on the resolutions passed at the Annual General Meeting of the Company held on Tuesday, July 16, 2019 for your information and records. The said resolutions have been approved by Members with requisite majority.

Consequent to the aforesaid approval, the Company’s Article of Association has been amended. Pursuant to Regulation 30 of the SEBI Listing Regulations and clause 204.00(B) of NYSE Listed Company Manual, a copy of the amended Article of Association is enclosed.

Thanking You For WIPRO LIMITED
/s/ M Sanaulla Khan
M Sanaulla Khan Company Secretary ENCL: As above

NAME: WIPRO LIMITED

SL. NO	DESCRIPTION
A	Date of AGM	16-07-2019
B	Book closure date	Not Applicable
C	Total number of Shareholders as on cut-off date i.e. July 9, 2019	5,29,286
D	No of Shareholders present in the meeting either in Person or through Proxy	360

	Shareholders	Present in Person	Present through Proxy	Total	Shares	% to capital
	Promoter and Promoter Group	16	2	18	4,45,59,97,065	73.83
	Public	338	4	342	6,51,807	0.01

	Total	354	6	360	4,45,66,48,872	73.84

E	No. of Shareholders attended the meeting through Video conferencing – Not Applicable

Voting Results of AGM

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of AGM Notice	June 6, 2019
Voting-
Start Date	July 12, 2019
End Date	July 15, 2019
Total number of shareholders on record date (cut-off date- July 9, 2019)	529,286
No. of shareholders present in the meeting either in person or	360
Promoters and Promoter Group:	18
Public:	342
No. of Shareholders attended the meeting through Video	Not Applicable
Promoters and Promoter Group:	-
Public:	-

Resolution No.	1

Resolution required: (Ordinary/ Special)	ORDINARY - To receive, consider and adopt the Audited Financial Statements of the Company including consolidated financial statements of the Company for the financial year ended March 31, 2019, together with the Reports of the Directors and Auditors thereon.

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(l)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,455,997,065	4,455,997,065	100.000	4,455,997,065	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		4,455,997,065	100.000	4,455,997,065	0	100.000	—

Public- Institutions	E-Voting	914,693,950	794,266,299	86.834	794,266,299	0	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		794,266,299	86.834	794,266,299	—0	100.000	0.000

Public- Non Institutions	E-Voting	664,668,560	112,575,122	16.937	112,539,468	35,654	99.968	0.032
	Poll		382,470	0.058	382,404	66	99.983	0.017
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Sub-total		112,957,592	16.995	112,921,872	35,720	99.968	0.032

	Total	6,035,359,575	5,363,220,956	88.363	5,363,185,236	35,720	99.999	0.001

Resolution No.	2

Resolution required: (Ordinary/ Special)	ORDINARY - To confirm the payment of Interim Dividend of Rs.1 per equity share already paid during the year as the Final Dividend for the Financial Year 2018-19.

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,455,997,065	4,455,997,065	100.000	4,455,997,065	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		4,455,997,065	100.000	4,455,997,065	—	100.000	—

Public- Institutions	E-Voting	914,693,950	800,930,793	87.563	796,194,741	4,736,052	99.409	0.591
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		800,930,793	87.563	796,194,741	4,736,052	99.409	0.591

Public- Non Institutions	E-Voting	664,668,560	112,639,229	16.947	112,595,225	44,004	99.961	0.039
	Poll		382,470	0.058	382,384	86	99.978	0.022
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		113,021,699	17.004	112,977,609	44,090	99.961	0.039

	Total	6,035,359,575	5,369,949,557	38.975	5,365,169,415	4,780,142	99.911	0.089

Resolution No.	3

Resolution required: (Ordinary/ Special)	ORDINARY - To consider appointment of a Director in place of Mr. Abidali Z Neemuchwala DIN 02478060 who retires by rotation and being eligible, offers himself for re-appointment.

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,455,997,065	4,455,997,065	100.000	4,455,997,065	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		4,455,997,065	100.000	4,455,997,065	—	100.000	—

Public- Institutions	E-Voting	914,693,950	800,930,793	87.563	780,892,499	20,038,294	97.498	2.502
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		800,930,793	87.563	780,892,499	20,038,294	97.498	2.502

Public- Non Institutions	E-Voting	664,668,560	112,619,301	16.944	111,614,994	1,004,307	99.108	0.892
	Poll		382,470	0.058	382,372	98	99.974	0.026
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		113,001,771	17.001	111,997,366	1,004,405	99.111	0.889

	Total	6,035,359,575	5,369,929,629	88.974	5,348,886,930	21,042,699	99.608	0.392

Resolution No.	4

Resolution required: (Ordinary/ Special)	SPECIAL - Amendments to the Articles of Association of the Company.

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – In favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*l00	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,455,997,065	4,455,997,065	100.000	4,455,997,065	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		4,455,997,065	100.000	4,455,997,065	—	100.000

Public- Institutions	E-Voting	914,693,950	800,930,793	87.563	800,930,793	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		800,930,793	87.563	800,930,793	—	100.000	—

Public- Non Institutions	E-Voting	664,668,560	112,582,542	16.938	112,525,510	57,032	99.949	0.051
	Poll		382,470	0.058	382,372	98	99.974	0.026
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		112,965,012	16.996	112,907,882	57,130	99.949	0.051

	Total	6,035,359,575	5,369,892,870	88.974	5,369,835,740	57,130	99.999	0.001

Resolution No.	5

Resolution required: (Ordinary/ Special)	SPECIAL - Appointment of Mr. AzimH Premji DIN 00234280 as Non-Executive, Non-Independent Director of the Company.

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,455,997,065	4,455,997,065	100.000	4,455,997,065	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		4,455,997,065	100.000	4,455,997,065	—	100.000	—

Public- Institutions	E-Voting	914,693,950	800,930,793	87.563	768,549,575	32,381,218	95.957	4.043
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		800,930,793	87.563	768,549,575	32,381,218	95.957	4.043

Public- Non Institutions	E-Voting	664,668,560	112,617,661	16.943	109,637,206	2,980,455	97.353	2.647
	Poll		382,470	0.058	382,372	98	99.974	0.026
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		113,000,131	17.001	110,019,578	2,980,553	97.362	2.638

	Total	6,035,359,575	5,369,927,989	88.974	5,334,566,218	35,361,771	99.341	0.659

Resolution No.	6

Resolution required: (Ordinary/ Special)	ORDINARY - Re-appointment of Mr. Rishad A Premji DIN 02983899 as Whole Time Director of the Company.

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,455,997,065	4,455,997,065	100.000	4,455,997,065	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		4,455,997,065	100.000	4,455,997,065	—	100.000	—

Public- Institutions	E-Voting	914,693,950	800,930,793	87.563	745,812,780	55,118,013	93.118	6.882
	Poll		—	—	—		—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		800,930,793	87.563	745,812,780	55,118,013	93.118	6.882

Public- Non Institutions	E-Voting	664,668,560	112,628,783	16.945	102,621,783	10,007,000	91.115	8.885
	Poll		382,470	0.058	382,372	98	99.974	0.026
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		113,011,253	17.003	103,004,155	10,007,098	91.145	8.855

	Total	6,035,359,575	5,369,939,111	88.975	5,304,814,000	65,125,111	98.787	1.213

Resolution No.	7

Resolution required: (Ordinary/ Special)	ORDINARY - Designating and appointing Mr. Abidali Z Neemuchwala (DIN 02478060), Whole Time Director, as Managing Director of the Company.

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,455,997,065	4,455,997,065	100.000	4,455,997,065	0	100.000	0.000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		4,455,997,065	100.000	4,455,997,065	—	100.000	—

Public- Institutions	E-Voting	914,693,950	800,930,793	87.563	796,292,014	4,638,779	99.421	0.579
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		800,930,793	87.563	796,292,014	4,638,779	99.421	0.579

Public- Non Institutions	E-Voting	664,668,560	112,627,645	16.945	112,537,348	90,297	99.920	0.080
	Poll		382,470	0.058	382,372	98	99.974	0.026
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Sub-total		113,010,115	17.002	112,919,720	90,395	99.920	0.080

	Total	6,035,359,575	5,369,937,973	88.975	5,365,208,799	4,729,174	99.912	0.088

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 109 of the Companies Act, 2013 and Rule 21(2) of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Seventy Third Annual General Meeting of the Equity Shareholders of “Wipro Limited” held on Tuesday, July 16, 2019 at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opposite Tower 8, No. 72, Keonics, Electronics City, Hosur Road, Bengaluru – 561 229 at 4 p.m.

Sir,

I, V. Sreedharan, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, for the purpose of:

(i)

Scrutinizing the remote e-voting process under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

(ii)	Voting through electronic voting system (“Instapoll”) at the Annual General Meeting.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013 and Rules relating to voting by electronic means for the resolutions contained in the Notice of the Seventy Third Annual General Meeting of the Equity Shareholders dated June 06, 2019. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against” the resolution stated in the notice of the AGM, based on the report generated from the e-voting system and Instapoll provided by Karvy Fintech Private Limited, the Agency Authorised under the Rules and engaged by the Company to provide e-voting facilities for voting through remote e-voting and voting at the General Meeting by Instapoll at the venue of the AGM.

We submit our report as under:

A.	Relating to E-Voting:

1.	The remote E-Voting period remained open from 9.00 a.m. Friday, July 12, 2019 up to 5.00 p.m. Monday, July 15, 2019.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions slip was sent by electronic mode to those members whose email ids were registered with the Depository Participants and the same were sent to all other members at their registered address in permitted mode.

B.	Relating to voting at the AGM:

Instapoll

After the conclusion of the AGM, the votes cast through Instapoll were reconciled with the records maintained by the Company/ Registrar and Transfer Agents of the Company and the authorizations/proxies lodged with the Company.

C.	Result of Remote E-Voting and Instapoll Voting at AGM is as under:

1.	The voting rights were reckoned as on Tuesday, July 09, 2019 being the Cut-off date for the purpose of deciding the entitlements of members at the remote e-voting and instapoll at the meeting.

2.

After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on July 16, 2019 at 6.17 P.M. in the presence of two witnesses, namely Ms. Devika Sathyanarayana residing at 2nd Floor, No. 86, Divinity Apartments, 9th Main, RPC Layout, Vijayanagar, Bengaluru 560104 and Mr. Pradeep B. Kulkarni residing at 53/10-D1, SPL Sree Theertha Apartment, 4th Main, 17th Cross, Malleshwaram, Bengaluru 560055, who are not in the employment of the Company.

They have signed below in confirmation of the event being unblocked in their presence:

/s/ Devika Sathyanarayana	/s/ Pradeep B. Kulkarni
(Devika Sathyanarayana)	(Pradeep B. Kulkarni)

3.	Thereafter, Karvy Fintech Private Limited provided the details of equity shareholders, who voted “For” and/or “Against” through voting at the Annual General Meeting by electronic means (Instapoll).

4.	The combined result of remote e-voting and poll is as under:

a)	RESOLUTION 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2019, together with the Reports of the Directors and Auditors thereon.

(i)	Voted in favour of Resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	1,036	236	1,272
Number of votes cast by them	5,36,28,02,832	3,82,404	5,36,31,85,236
% of Total Number of valid votes cast	99.999	99.983	99.999

(ii)	Voted against the resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	23	1	24
Number of votes cast by them	35,654	66	35,720
% of Total Number of valid votes cast	0.001	0.017	0.001

(iii)	Invalid Votes - NIL

b)	RESOLUTION 2

To confirm the payment of Interim Dividend of ₹1 per equity share already paid during the year as the Final Dividend for the financial year 2018-19.

(i)	Voted in favour of Resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	1,010	235	1,245
Number of votes cast by them	5,36,47,87,031	3,82,384	5,36,51,69,415
% of Total Number of valid votes cast	99.911	99.978	99.911

(ii)	Voted against the resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	50	2	52
Number of votes cast by them	47,80,056	86	47,80,142
% of Total Number of valid votes cast	0.089	0.022	0.089

(iii)	Invalid Votes – NIL

c)	RESOLUTION 3

To consider appointment of a Director in place of Mr. Abidali Z Neemuchwala (DIN 02478060) who retires by rotation and being eligible, offers himself for re-appointment.

(i)	Voted in favour of Resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	1,006	235	1,241
Number of votes cast by them	5,34,85,04,558	3,82,372	5,34,88,86,930
% of Total Number of valid votes cast	99.608	99.974	99.608

(ii)	Voted against the resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	55	2	57
Number of votes cast by them	2,10,42,601	98	2,10,42,699
% of Total Number of valid votes cast	0.392	0.026	0.392

(iii)	Invalid Votes - NIL

d)	RESOLUTION 4

Amendments to the Articles of Association of the Company

i.	Voted in favour of Resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	1,022	235	1,257
Number of votes cast by them	5,36,94,53,368	3,82,372	5,36,98,35,740
% of Total Number of valid votes cast	99.999	99.974	99.999

ii.	Voted against the resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	37	2	39
Number of votes cast by them	57,032	98	57,130
% of Total Number of valid votes cast	0.001	0.026	0.001

iii.	Invalid Votes - NIL

e)	RESOLUTION 5

Appointment of Mr. Azim H Premji (DIN 00234280) as Non-Executive, Non-Independent Director of the company.

(i)	Voted in favour of Resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	998	235	1,233
Number of votes cast by them	5,33,41,83,846	3,82,372	5,33,45,66,218
% of Total Number of valid votes cast	99.341	99.974	99.341

(ii)	Voted against the resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	66	2	68
Number of votes cast by them	3,53,61,673	98	3,53,61,771
% of Total Number of valid votes cast	0.659	0.026	0.659

(iii)	Invalid Votes - NIL

f)	RESOLUTION 6

Re-appointment of Mr. Rishad A Premji (DIN 02983899) as whole time director of the company.

(i)	Voted in favour of Resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	933	235	1,168
Number of votes cast by them	5,30,44,31,628	3,82,372	5,30,48,14,000
% of Total Number of valid votes cast	98.787	99.974	98.787

(ii)	Voted against the resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	135	2	137
Number of votes cast by them	6,51,25,013	98	6,51,25,111
% of Total Number of valid votes cast	1.213	0.026	1.213

(iii)	Invalid Votes - NIL

g)	RESOLUTION 7

Designating and appointing Mr. Abidali Z Neemuchwala (DIN 02478060), Whole Time Director, as Managing Director of the company.

(i)	Voted in favour of Resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	1,015	235	1,250
Number of votes cast by them	5,36,48,26,427	3,82,372	5,36,52,08,799
% of Total Number of valid votes cast	99.912	99.974	99.912

(ii)	Voted against the resolution

Particulars	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	49	2	51
Number of votes cast by them	47,29,076	98	47,29,174
% of Total Number of valid votes cast	0.088	0.026	0.088

(iii)	Invalid Votes – NIL

5.	A list of Equity shareholders who voted “FOR” or “AGAINST” the resolutions (Both through Remote E-voting and Instapoll at the AGM) has been handed over to the Company Secretary.

6.

The electronic data and all other relevant records relating to the e-voting shall remain in our safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You,

Yours faithfully,

For V. Sreedharan & Associates

/s/ V. Sreedharan (V. Sreedharan) Partner FCS 2347; CP No. 833
Bengaluru
July 17, 2019

THE COMPANIES ACT, 2013

COMPANY LIMITED BY SHARES

(INCORPORATED UNDER THE COMPANIES ACT, 1913)

ARTICLES OF ASSOCIATION

OF

WIPRO LIMITED

The following regulations comprised in these Articles of Association were adopted pursuant to members’ resolution passed at the Annual General Meeting held on July 23, 2014 in substitution for and to the entire exclusion of, the regulations contained in the existing Articles of Association of the Company.

ARTICLES OF ASSOCIATION

OF

WIPRO LIMITED

I. CONSTITUTION OF THE COMPANY

Table F not to apply	1			Wipro Limited is established with Limited Liability in accordance with and subject to the provisions of the Indian Companies Act, 1913, but none of the Regulations contained in the Table marked F in Schedule I to the Companies Act, 2013, shall be applicable to the Company except so far as the said Act or any modification there otherwise expressly provides.

Company to be governed by these Articles				The Regulations for management of the Company and for the observance of the members shall be such as are contained in these Articles.

II. INTERPRETATION

Interpretation Clause	2	(a)		In the interpretation of these Articles, the following words and expressions shall have the following meanings, unless repugnant to the subject or context.

“Alter”			(i)	‘Alter’ and ‘Alteration’ shall include the making of additions and omissions.

“Auditors”			(ii)	‘Auditors’ means those Auditors appointed under the said Act.

“A Company”			(iii)	A Company means a company as defined under Section 2(20) of the Act.

“Board”			(iv)	‘Board’ means the Directors of the Company collectively, and shall include a committee thereof.

“Body Corporate or Corporation”			(v)	‘Body Corporate’ or ‘Corporation’ includes a company incorporated outside India but does not include, (1) a Co-operative Society registered under any law relating to Co-operative Societies, (2) any other body corporate which the Central Government may by notification in the Official Gazette specify in that behalf.

“The Company” or “This Company”	(vi)	The Company’ or This Company’ means Wipro Limited established as aforesaid.

“The Companies Act 2013” “The said Act” or “The Act”	(vii)	‘The Companies Act, 2013’, The said Act’, or The act’ and reference to any section or provision thereof respectively means and includes the Companies Act, 2013 (Act No. 18 of 2013) and any statutory modification thereof for the time being in force, and reference to the section or provision of the said Act or such statutory modification.

“Debenture”	(viii)	‘Debenture’ includes Debenture stock, bonds or any other instrument of a Company evidencing a debt, whether constituting a charge on the assets of the company or not.

“Directors”	(ix)	‘Directors’ means a director appointed to the Board of the company.

“Dividend”	(x)	‘Dividend’ shall include interim dividend.

“Document”	(xi)	‘Document’ includes summons, notice, requisition, order, declaration, form and register, whether issued, sent or kept in pursuance of this Act or under any other law for the time being in force or otherwise, maintained on paper or in electronic form.

“Executor” or “Administrator”	(xii)	“Executor” or “Administrator” means a person who has obtained probate or Letters of Administration, as the case may be, from a competent Court, and shall include the holder of a Succession Certificate authorising the holder thereof to negotiate or transfer the share or shares of the deceased members, and shall also include the holder of a Certificate granted by the Administrator- General of any State in India.

“Financial Statements”	(xiii)	“Financial Statements means:

(i) a balance sheet as at the end of the financial year;

(ii) a profit and loss account, or in the case of a company carrying on any activity not for profit, an income and expenditure account for the financial year;

(iii) cash flow statement for the financial year;

(iv) a statement of changes in equity, if applicable; and

(v) any explanatory note annexed to, or forming part of, any document referred to in sub-clause (i) to sub-clause (iv)

“In writing”	(xiv)	“In writing” or “Written” shall include e-mail, and any other form of electronic transmission.

“Independent Director”	(xv)	“Independent Director” shall have the meaning ascribed to it in the Act.

“Key Managerial Personnel”	(xvi)	“Key Managerial Personnel” means the Chief executive officer or the managing director; the company secretary; whole-time director; chief financial officer; and such other officer as may be notified from time to time in the Rules.

“Month”	(xvii)	“Month” means calendar month.

“National Holiday”	(xviii)	“National Holiday” means the day declared as national holiday by the Central Government.

“Office”	(xix)	‘Office” means the Registered Office for the time being of the Company.

“Ordinary & Special Resolution”		(xx)	“Ordinary Resolution” and “Special Resolution” shall have the meanings assigned to these terms by Section 114 of the Act.

“Rules”		(xxi)	“Rules” means any rule made pursuant to section 469 of the Act or such other provisions pursuant to which the Central Government is empowered to make rules, and shall include such rules as may be amended from time to time.

“Secretary”		(xxii)	“Secretary” is a Key Managerial Person appointed by the Directors to perform any of the duties of a Company Secretary.

“Shareholders ‘or Members”		(xxiii)	“Shareholders” or “Members” means the duly registered holder from time to time of the shares of the Company, , and shall include beneficial owners whose names are entered as a beneficial owner in the records of a depository.

“The Seal”		(xxiv)	“The Seal” means the common seal of the Company for the time being.

“These presents”	(b)		“These presents” means and includes the Memorandum and this Articles of Association.

Singular Number	(c)		Words importing the singular number include, where the context admits or requires, the plural number and vice versa.

Gender	(d)		Words importing the masculine gender also include the feminine gender.

Persons	(e)		Words importing persons shall, where the context requires, include bodies corporate and companies as well as individuals.

Words and expressions defined in the Companies Act, 2013		(f)	Subject as aforesaid, any words and expressions defined in the said Act as modified up to the date on which these Articles become binding on the Company shall, except where the subject or context otherwise requires, bear the same meanings in these Articles.

Marginal Notes and other Headings		(g)	The marginal notes and the headings given in these Articles shall not affect the construction hereof.

Copies of the Memorandum and Articles to be Furnished	3		The Company shall, on being so required by a Member, send to him within seven days of the requirement and subject to the payment of a fee of Rs. 100/- or such other fee as may be specified in the Rules for each copy of the documents specified in Section 17 of the said Act.

III. SHARE CAPITAL, VARIATION OF RIGHTS & BUY BACK

Capital and shares	4		The Authorised Share Capital of the Company shall be such amount and be divided into such shares as may from time to time, be provided in clause V of Memorandum of Association. with power to Board of Directors to reclassify, subdivide, consolidate and increase and with power from time to time, to issue any shares of the original capital or any new capital with and subject to any preferential, qualified or special rights, privileges, or conditions may be, thought fit and upon the sub-division of shares to apportion the right to participate in profits, in any manner as between the shares resulting from sub-division.

			The Authorised Share Capital of the Company shall be such amount and be divided into such shares as may from time to time, be provided in clause V of Memorandum of Association. with power to Board of Directors to reclassify, subdivide, consolidate and increase and with power from time to time, to issue any shares of the original capital or any

				new capital with and subject to any preferential, qualified or special rights, privileges, or conditions may be, thought fit and upon the sub-division of shares to apportion the right to participate in profits, in any manner as between the shares resulting from sub-division.

				If and whenever the capital of the Company is divided into shares of different classes, the tights of any such class may be varied, modified, affected, extended, abrogated or surrendered as provided by the said Act or by Articles of Association or by the terms of issue, but not further or otherwise.

Provisions of Section 43, 47 of the Act to apply	5			The provisions of Section 43, 47 of the Act in so far as the same may be applicable to issue of share capital shall be observed by the Company.

Restrictions on Allotment	6			The Directors shall have regard to the restrictions on the allotment of shares imposed by Section 39 and 40 of the said Act so far as those restrictions are binding on the Company.

Commission for placing shares	7.	(1)	(i)	The Company may at any time pay a commission to any person in consideration of his subscribing, or agreeing to subscribe (whether absolutely or conditionally) for any shares in or debentures of the Company or procuring or agreeing to procure subscription (whether absolute or conditional) for any shares in or debentures of the Company and the provisions of Section 40 of the said Act shall be observed and complied with. Such commission shall not exceed the maximum permissible rate as prescribed in the Rules. Such commission may be paid in cash or by the allotment of Securities.

			(ii)	Company shall not pay any commission to any underwriter on securities which are not offered to public for subscription.

			(iii)	The number of shares or debentures which persons have agreed to for commission to subscribe absolutely or conditionally is disclosed in the manner aforesaid.

		(2)		Nothing in this clause shall affect the power of the Company to pay such brokerage as it may consider reasonable.

		(3)		A Vendor to, promoter of, other person who receives payment in shares, debentures or money from the Company shall have and shall be deemed always to have had power to apply any part of the shares, debentures or money so received in payment of any commission the payment of which, if made directly by the Company, would have been legal under this Articles.

(4)

The commission may be paid or satisfied

(subject to the provisions of the Act and these Articles) in cash or in share, debentures or debenture stock of the Company, (whether fully paid or otherwise) or in any combination thereof.

Company not to give financial assistance for purchase of its own shares	8.			Except as provided by the Act, the Company shall not, except by reduction of capital under the provision of Sections 66 or Section 242 of the said Act, buy its own shares nor give, whether directly or indirectly, and whether by means of a loan, guarantee, provision of security or otherwise any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding company.

			Provided that nothing in this Article shall be taken to prohibit:

	8.1	(i)	the provision of money in accordance with any scheme approved by the Company through Special Resolution and in accordance with the requirements specified in the relevant Rules, for the purchase of, or subscription for, fully paid up Shares in the Company, if the purchase of, or the subscription for the Shares held by trustees for the benefit of the employees or such Shares held by the employee of the Company;

		(ii)	the giving of loans by the Company to persons in the employment of the Company other than its Directors or Key Managerial Personnel, for an amount not exceeding their salary or wages for a period of six months with a view to enabling them to purchase or subscribe for fully paid up Shares in the Company to be held by them by way of beneficial ownership.

			Nothing in this clause shall affect the right of the Company to redeem any shares issued under Section 55.

Buy back of Shares	8.2		Notwithstanding what is stated in Articles 8.1 above, in the event it is permitted by the Law and subject to such conditions, approvals or consents as may be laid down for the purpose, the Company shall have the power to buy-back its own shares, whether or not there is any consequent reduction of Capital. If and to the extent permitted by Law, the Company shall also have the power to re-issue the shares so bought back.

Issue of Securities at a Premium	9		The Company shall have power to issue Securities at a premium and shall duly comply with the provision of Sections 52 of the said Act.

Issue of redeemable preference shares	10		The Company may, subject to the provisions of Section 55 of the said Act, issue preference shares which are liable to be redeemed and may redeem such shares in any manner provided in the said section and may issue shares up to the nominal amount of the shares redeemed or to be redeemed. Where the Company has issued redeemable preference shares the provisions of the said section shall be complied with. The manner in which such shares shall be redeemed, shall be as provided by Article 80 unless the terms of issue otherwise provide.

IV. SHARES AND SHAREHOLDERS

Register of Members	11	(1)	The Company shall cause to be kept and maintained the following registers namely:

			(a) Register of members indicating separately for each class of equity and preference shares held by each member residing in India or outside India;

			(b) Register of debenture-holders; and

			(c) Register of any other security holders:

			(d) including an index in respect of each of the registers to be maintained in accordance with Section 88 of the Act.

		(2)	The Company shall also comply with the provisions of Sections 92 of the Act as to filing Annual Returns.

		(3)	The Company shall duly comply with the provisions of Section 94 of the Act in regard to keeping of the Registers, Indexes, copies of Annual Returns and giving inspection thereof and furnishing copies thereof.

Shares to be numbered progressively	12		The shares in the capital shall be numbered progressively according to their several classes.

Shares at the disposal of the Directors	13		Subject to the provisions of the said Act and these Articles, the shares in the capital of the Company for the time being (including any shares forming part of any increased capital of the Company) shall be under the control of the Directors who may issue, allot or otherwise dispose of the same or any one of them to such persons on such proportion and on such terms and conditions and either at a premium or at par or (subject to compliance with the provisions of Section 54 of the Act) at a discount and at such times as they may from time to time think fit and proper and with the sanction of the Company in General Meeting to give to any person the option to call for or be allotted shares of any class of the Company either at par or at premium or subject aforesaid at a discount during such time and for such consideration and such option being exercisable at such times as the Directors think fit and may allot and issue shares in the capital of the Company in lieu of services rendered to the Company or in the conduct of its business; and any shares which may be so allotted may be issued as fully paid up shares and if so issued shall be deemed to be fully paid up shares.

Every share transferable etc.	14	(1)	The shares or other interest of any member in the Company shall be movable property transferable in the manner provided by the Articles of the Company.

		(2)	Each share in the Company having a share capital shall be distinguished by its appropriate number.

		(3)	Certificates of Shares :

			A certificate under the Seal of the Company specifying any shares held by any Member shall be prima facie evidence of the title of the Member to such shares.

Application of premiums received on issue of shares	15	(1)	Where the Company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premiums on those Shares shall be transferred to an amount to be called “the securities premium account”, and the provisions of the Act relating to the reduction of the Share Capital of a company shall except as provided in this clause, apply as if the securities premium account were paid-up share capital of the Company.

		(2)	The securities premium account may be applied by the Company for the purposes permissible pursuant to the Act

Further issue of capital	16		The Company shall comply with the provisions of Section 62 of the Act with regard to increasing the subscribed capital of the Company.

	17		If and whenever as the result of issue of new shares or any consolidation or subdivision of shares, any shares become held by members in fractions the Directors shall subject to the provisions of the Act and the Articles and to the directions of the Company in general meeting, if any, sell those shares which members hold in fractions for the best price reasonably obtainable and shall pay and distribute to and amongst the members entitled to such shares in due proportion, the net proceeds of the sale thereof. For the purpose of giving effect to any such sale the Directors may authorise any person to transfer the shares sold to the purchaser thereof comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be effected by any irregularity or invalidity in the proceedings in reference to the sale.

Acceptance of shares	18	An application signed by or on behalf of an applicant for shares in the Company followed by an allotment of shares therein, shall be an acceptance of shares within the meaning of these Articles;. The Directors shall comply with the provisions of Sections 39 and 40 of the Act so far as applicable.

Deposit and call etc. to be a debt payable immediately	19	The money (if any) which the Directors shall, on the allotment of any shares being made by them, require or direct to be paid by way of deposits, calls or otherwise in respect of any shares allotted by them, shall, immediately on the inscription of the name in the Register of Members as the holder of such shares, become a debt due to and recoverable by the Company from the allottee thereof, and shall be paid by him accordingly.

Calls on shares of the same class to be made on uniform basis Calls on shares of the same class to be made on uniform basis	20

Where any calls for further share capital are made on shares, such calls shall be made on a uniform basis on all shares, falling under the same class.

Explanation: – For the purpose of this provision shares of the same nominal value on which different amounts have been paid up shall not be deemed to fall under the same class.

Return of allotment	21	The Directors shall cause to be made the returns as to all allotments from time to time made in accordance with the provisions of Section 39 of the said Act.

Installments on shares to be duly paid	22	If, by the conditions of allotment of any shares the whole or part of the amount or issue price thereof shall be payable by installments, every such installment shall, when, due, be paid to the Company by the person who for the time being and from time to time shall be of the shares or his legal representative.

Liability of Members	23	Every member, or his executors or administrators or other representative, shall pay to the Company the portion of the capital represented by his share or shares, which may, for the time being, remain unpaid thereon, in such amounts, at such time or times, and in such manner, as the Directors shall, from time to time, in accordance with the Company’s regulations, require or fix for the payment thereof.

Liability of Joint holders	24	If any share stands in the names of two or more persons all the joint-holders of the share shall be severally as well as jointly liable for the payment of all deposits, installments, and calls due in respect of such shares, and for all incidents thereof according to the Company’s regulations; but the persons first named in the Register shall, as regards service of notice, and all other matters connected with the Company, except the transfer of the share and any other matter by the said Act or herein otherwise provided, be deemed the sole holder thereof.

Registered holder only the owner of the shares	25	Save as herein or by laws otherwise expressly provided, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and accordingly shall not, except as ordered by a Court of competent jurisdiction, or as by statute required, be bound to recognize any benami trusts whatsoever or equitable, contingent, future, partial or other claim to or interest in such share on the part of any other person whether or not it shall have express or implied notice thereof; the Directors shall, however be at liberty, at their sole discretion, to register any share in the joint names of any two or more persons, and the survivor or survivors of them.

V. CERTIFICATES

Certificate of shares	26			Subject to any statutory or other requirement having the force of law governing the issue and signatures to and sealing of certificate to shares and applicable to this Company for the time being in force the certificate of title to shares and the duplicate thereof when necessary shall be issued under the seal of the Company which shall be affixed in the presence of and signed by (1) two Directors or persons acting on behalf of the Directors under a duly registered power of attorney and (2) the Secretary or some other person appointed by the Board for the purpose; a Director may sign a share certificate by affixing signature thereon by means of any machine, equipment or other mechanical means such as engraving in metal or lithography but not by means of a rubber stamp, provided that the Director shall be responsible for the safe custody of such machine, equipment or other materials used for the purpose.

Members’ right to Certificates	27	(1)	(i)	Every member shall be entitled without payment to the certificate for all the Shares of each class or denomination registered in his name, or if the Board, so approve (upon paying such fees as the Board may from time to time determine) to several certificates, each for one or of such Shares and the Company shall complete such certificate within two months after the allotment or such period as may be determined at the time of the issue of such capital whichever is longer or within one month after registration of the transfer thereof as provided by Section 56 of the Act. Every certificate of shares shall have its distinctive number and be issued under the Seal of the Company and shall specify the number and denoting number of the shares in respect of which it is issued and the amount paid thereon and shall be in such form as the Board shall prescribe or approve provided that in respect of share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and the delivery of a certificate for a share or shares to one of several joint-holders shall be deemed to be sufficient delivery to all.

May be delivered to any one of Joint-holders		(ii)	A certificate of shares registered in the names of two or more persons, unless otherwise directed by them in writing, may be delivered to any one of them on behalf of them all.

Shares in Depository form	(2)	(i)	Notwithstanding anything contained herein, the Company shall be entitled to dematerialise its shares, debentures and other securities pursuant to the Depositories Act, 1996 and to offer its shares, debentures and other securities for subscription in a dematerialised form.

		(ii)	Notwithstanding anything contained herein, the Company shall be entitled to treat the person whose names appear in the register of members as a holder of any share or whose names appear as beneficial owners of shares in the records of the Depository, as the absolute owner thereof and accordingly shall not (except as ordered by a Court of competent jurisdiction or as required by law) be bound to recognise any benami trust or equity or equitable contingent or other claim to or interest in such share on the part of any other person whether or not it shall have express or implied notice thereof.

		(iii)	Notwithstanding anything contained herein, in the case of transfer of shares or other marketable securities where the Company has not issued any Certificates and where such shares or other marketable securities are being held in

		an electronic and fungible form, the provisions of the Depositories Act, 1996 shall apply. Further, the provisions relating to progressive numbering shall not apply to the shares of the Company which have been dematerialised.

Issue of new certificate in place of one defaced, lost or destroyed	28	If any certificate be worn out, defaced, destroyed or lost or if there be no further space on the back thereof for endorsement of transfer, then upon production thereof to the Board, they, may order the same to be cancelled, and may issue a new certificate in lieu thereof and if any certificate be lost or destroyed then upon proof thereof to the satisfaction of the Board and on such indemnity as the Board deem adequate being given, a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate. A sum not exceeding Rs. 50/- shall be paid to the Company for every certificate issued under this clause, as the Board may fix from time to time, provided that no fee shall be charged for issue of new certificate in replacement of those which are old, worn, decrepit out or where the cages on the reverse for recording transfers have been fully utilised.

Board may waive fees	29	The Board may waive payment of any fee generally or in any particular case.

Endorsement on certificate	30	Every endorsement upon the certificate of any share in favour of any transferee thereof shall be signed by such person for the time being authorised by the Board in that behalf.

Board to comply with Rules	31	The Board shall comply with requirements prescribed by any Rules made pursuant to the said Act; relating to the issue and execution of share certificates.

VI. CALLS ON SHARES

Directors may make calls Calls may be made by installments	32	Subject to the provisions of Section 49 of the said Act, the Board may, from time to time, by means of resolution passed at its meetings make such calls as they may think fit upon the members in respect of moneys unpaid on the share held by them respectively and not by the conditions of allotment thereof made payable at fixed times, and each member shall pay the amount of every call so made on him to the persons and at the times and place appointed by the Board. A call may be made payable by installments.

Call to date from resolution	33	A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed and may be made payable by members on a subsequent date to be specified by Directors.

Notice of call	34	Fourteen day’s notice at least of every call made payable otherwise than on allotment shall be given by the Company in the manner hereinafter provided for the giving of notices specifying the time and place of payment, and the person to whom such call shall be paid. Provided that before the time for payment of such call the Board may by notice given in the manner hereinafter provided revoke the same. The Board may, from time to time at their discretion, extend the time fixed for the payment of any call, and may extend such time as to all or any of the members who, the Board may deem fairly entitled to such extension; but no member shall be entitled to any such extension, except as a matter of grace and favour.

Provisions applicable to installments	35	If by the terms of issue of any share or otherwise any amount is payable at any fixed time or by installments at fixed times, whether on account of the share or by way of premium, every such

		amount or installments shall be payable as if it were a call duly made by the Board and of which due notice had been given, and all the provisions herein contained in respect of calls shall relate to such amount or installments accordingly.

When interest on call or installment payable	36	If the sum payable in respect of any call or such other amount or installments be not paid on or before the day appointed for payment thereof or any extension thereof as aforesaid, the holder for the time being of the share, in respect of which the call shall have been made, or such amount or installment shall be due, shall pay interest for the same, from the day appointed for the payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum, as shall from time to time be fixed by the Board. Nothing in this Article shall however, be deemed to make it compulsory on the Board to demand or recover any such interest, and the payment of such interest, wholly or in part, may be waived by the Board if they think fit so to do.

Money due to members from the Company may be applied in payment of call or installment	37	Any money due from the Company to a member may, without the consent and notwithstanding the objection of such member, be applied by the Company in or towards the payment of any money due from him to the Company for calls or otherwise.

Part payment on account to call etc. not to preclude forfeiture	38	Neither a judgement nor a decree in favour of the Company for calls of other moneys due in respect of any shares nor any part-payment or satisfaction thereunder nor the receipt by the Company of a portion of any money which shall from time to time be due from any member to the Company in respect of his shares, either by way of principal or interest, nor any indulgence granted by the Company in respect of payment of any such money, shall preclude the forfeiture of such shares as hereinafter provided.

Proof on trial on of suit on money on shares	39	On the trial or hearing of any action or suit brought by the Company against any member or his legal representatives to recover any moneys claimed to be due to the Company for any call or other sum in respect of his shares, it shall be sufficient to prove that the name of the member in respect of whose shares the money is sought to be recovered, appears entered on the Register of Members as the holder, or one of the holders, at or subsequent to the date at which the money sought to be recovered is alleged to have become due, on the shares in respect of which such money is sought to be recovered, and that the amount claimed is not entered as paid in the books of the Company or the Register of Members and that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the member or his legal representatives sued in pursuance of these presents; and it shall not be necessary to prove the appointment of the Directors who made such call, not that a quorum of Directors was present at the meeting of the Board at which such call was made, nor that the meeting at which such call was made duly convened or constituted, nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debts, and the same shall be recovered by the Company against the member or his representatives from whom the same is sought to be recovered unless it shall be proved, on behalf of such member or his representatives against the Company that the name of such member was improperly inserted in the register, or that the money sought to be recovered has actually been paid.

Payment of unpaid share capital in advance Interest may be paid thereon Repayment of such advances Priority of payment in case of winding up	40	(1)	The Board may, if they think fit, subject to the provisions of Section 50 of the Act receive from any member willing to advance the same, either in money or money’s worth the whole or any part of the amount remaining unpaid on the shares held by him beyond the sum actually called up and upon the moneys so paid or satisfied in advance, or so much thereof, as from time to time and at any time thereafter exceeds the amount of the calls then made upon and due respect of the shares on account of which such advances have been made, the Company may pay or allow interest at such rate as the member paying such advance and the Board agree upon; provided always that if at any time after the payment of any such money the rate of interest so agreed to be paid to any such member appears to the Board to be excessive, it shall be lawful for the Board from time to time to repay to such member so much of money as shall then exceed the amount of the calls made upon such shares, unless there be an express agreement to the contrary; and after such repayment such member shall be liable to pay, and such advance had been made, provided also that if at any time after the payment of any money so paid in advance, the Company shall go into liquidation, either voluntary or otherwise, before the full amount of the money so advanced shall have become due by the member to the Company for installments or calls, or any other manner, the member making such advance shall be entitled (as between himself and the other members) to receive back from the Company the full balance of such moneys rightly due to him by the Company in priority to any payment to members on account of capital.

No right to vote		(2)	The member making such advance shall not, however, be entitled to any voting rights in respect of the moneys so advanced by him until the same would, but for such payment, become presently payable.

VII. FORFEITURE OF AND LIEN ON SHARES

If call or installment not paid notice to be given to member	41		If any member fails to pay any money due from him in respect of any call made or amount or installment as provided in Article 35 on or before the day appointed for payment of the same, or any such extension thereof as aforesaid or any interest due on such call or amount or installment or any expenses that may have been incurred thereon, the Directors or any person authorised by them for the purpose may, at any time thereafter, during such time as such money remains unpaid, or a judgement or a decree in respect thereof remains unsatisfied in whole or in part, serve a notice in the manner hereinafter provided for the serving of notices on such member or any of his legal representatives or any of the persons entitled to the share by transmission, requiring payment of the money payable in respect of such share, together with such interest and all expenses (legal or otherwise) incurred by the Company by reason of such non-payment.

Term of notice	42		The notice shall name a day (not earlier than the expiration of fourteen days from the date of the notice) and a place or places on or before and at which the money due as aforesaid is to be paid. The notice may also state that in the event of the non-payment of such money at or before the time and the place appointed, the shares in respect of which the same owed will be liable to be forfeited.

In default of payment shares may be forfeited	43	If the requirements of any such notice as aforesaid are not complied with, every or any share in respect of which the notice is given may, at any time thereafter before payment of all calls or amounts or installments, interest and expenses due in respect thereof, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the forfeiture.

Notice of forfeiture Entry of forfeiture in register of members	44	When any share shall have been so forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture or to any of his legal representatives, or to any of the persons entitled to the share by transmission and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register of Members. The provisions of this Article are, however, directory only and no forfeiture shall in any manner be invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

Forfeited shares to become property of the Company and may be sold etc.	45	Any share so forfeited shall be deemed to be the property of the Company and the Board may sell, re-allot or otherwise dispose of the same, either to the original holder thereof or to any other persons, and either by public auction or by private sale and upon such terms and in such manner as the Directors shall think fit.

Forfeiture may be remitted or annulled	46	In the meantime, and until any share so forfeited shall be sold, re-allotted or otherwise dealt with as aforesaid, the forfeiture thereof may at the discretion and by a resolution of the Board, be remitted or annulled as a matter of grace and favour but not as of right, upon such terms and conditions as they think fit.

Members still liable to pay money due notwithstanding the forfeiture	47	Any member whose shares have been forfeited shall, notwithstanding the forfeiture, remain liable to pay and shall forthwith pay to the Company all calls, amounts, installments, interest expenses owing upon or in respect of such shares at the time of the forfeiture, together with interest thereon, from the time of the forfeiture until payment, at the rates, not exceeding ten percent per annum as the Board may determine, in the same manner in all respects as if the shares had not been forfeited, without any. deduction or allowance for the value of the shares at the time to the forfeiture and the Board may enforce the payment thereof if they think fit (but without being under any obligation so to do) without entitling such member or his representative to any remission of such forfeiture or to any compensation for the same, unless the Directors shall think fit to make such compensation, which they shall have full power to do, in such manner and on such terms on behalf of the Company as they shall think fit.

Effect of forfeiture	48	The forfeiture of a share shall involve the extinction of all interest in and of all claims and demands against the Company of the member in respect of the share and ail other right of the member incident to the share except only such of those rights as by these Article are expressly saved.

Surrender of shares	49	The Directors may, subject to the provision of the Act, accept a surrender of any share from or by any member desirous of surrendering those on such terms as they think fit.

Certificate of forfeiture	50	A certificate in writing, under signature of one Director and countersigned by any other person who may be authorised for the purpose by the Board, that the call,

		amount or installment in respect of a share was made or was due or the interest in respect of a call, amount or installment was or the expenses were payable, as the case may be, the notice thereof as aforesaid was given and default in payment was made and that the forfeiture of the share was made by a resolution of the Board to the effect, shall be conclusive evidence of the facts stated therein as against all persons entitled to or interested in such share.

Title of Purchaser and allottee For forfeited Shares	51	The Company may receive the consideration, if any, given for the share on any sale, re-allotment or other disposition thereof and the person to whom such share is sold, re-allotted or disposed of may be registered as the holder of the share and shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or other disposal of the share.

Company’s lien on shares	52	The Company shall have a first and paramount lien upon all the shares not being fully paid-up shares, registered in the name of each member (whether solely or jointly with another or others) and upon the proceeds of sale thereof, for all moneys from time to time due or payable by him to the Company for calls made and all amounts or installments as provided by Article 35 payable in respect of such shares and no equitable interest in any shares shall be created except upon the footing and condition that Article 25 hereof is to have full effect. Any such lien shall extend to all dividends from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of the Company’s lien, if any, on such shares.

		The Board may at any time declare any shares to be exempt, wholly or partially from the provisions of this Article.

Lien enforced by sale	53	For the purpose of enforcing such lien, the Directors may sell, the shares subject thereto in such manner as they think fit and transfer the same to the name of the purchaser, without any consent and notwithstanding any opposition on the part of the indebted member or any other person or persons interested therein and a complete title to the shares which shall be sold and transferred shall be acquired by the purchaser, by virtue of such sale and transfer, against such indebted member and all persons claiming with or under him whether he may be indebted to the Company in point of fact or not. But no such sale shall be made until notice in writing stating the amount due or specifying the liability of engagement and demanding payment or fulfillment or discharge thereof and of the intention to sell in default shall have been served upon such member or his heirs, executors, administrators, representatives or persons and default shall have been made by him or them in payment, fulfillment or discharge of such debts, liabilities or engagements for seven days after such notice.

Application of sale proceeds member	54	The net proceeds of any such sale after payment of the costs of such sale, shall be applied in or towards the satisfaction of such debts liabilities or engagements and the residue (if any) paid to such or any of his executors, administrators, representatives or assigns or any of the persons (if any) entitled by transmission to the shares sold.

Execution of instrument of transfer	55	Upon any sale after forfeiture or upon any sale for enforcing a lien, in purported exercise of the powers hereinbefore given, the Directors may appoint some person or persons to execute an instrument of transfer of the shares sold.

Validity of sale of such shares	56	Upon any such sale after forfeiture or for enforcing a lien in purported exercise of powers the Board shall cause the purchaser’s name to be entered in the Register in respect of the shares sold and shall issue to the purchaser a certificate such as is specified in Article 50 hereof in respect of the shares sold and the purchaser shall not be bound to see to the regularity of the proceedings or to the application of the purchase money and after his name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

VIII. TRANSFER AND TRANSMISSION OF SHARES

Register of Transfers	57	The Company shall keep a book called the ‘Register of Transfers’ and therein shall be fairly and distinctly entered the particulars of every transfer or transmission of any share in the Company.

Instrument of transfer to be executed by transferor and transferee	58	No transfer shall be registered unless a proper instrument of transfer has been delivered to the Company. Every instrument of transfer (which shall be in the form specified in the Rules) shall be duly stamped, dated and shall be executed by or on behalf of the transferor and the transferee and in the case of a share held by two or more holders or to be transferred to the joint names of two or more transferees by all such joint-holders or by all such joint transferees, as the case may be, several executors or administrators of a deceased member proposing to transfer the shares registered in the name of such deceased member shall all sign the instrument of

			transfer in respect of the share as if they were the joint-holders of the share. The instrument of transfer shall specify the name, address and occupation, if any, of the transferee.

Death of one or more joint holders	59		In the case of the death of any one or more of the persons named in the Register as the joint-holders of any share, the survivor or survivors shall be the only persons recognised by the Company as having any title to or interest in such share, but nothing herein contained shall be taken to release the estate of the deceased joint-holder from any liability on the shares held by him jointly with any other person.

Title of share Of deceased member	60	(1)	On the death of a member, the survivor or survivors where the member was a joint holder, and his nominee or nominees or legal representatives where he was a sole holder, shall be the only persons recognised by the company as having any title to his interest in the shares.

		(2)	Where there is no, nominee, the executors or administrators of a deceased member not being one of several joint-holders shall be the only persons recognised by the Company as having any title to the shares registered in the name of such deceased member, and the Company shall not be bound to recognise such executors or administrators, unless they shall have first obtained probate or letters of administration or other legal representation, as the case may be, provided nevertheless, the Directors, in any case where they in their absolute discretion think fit, may dispense with the production of Probate or Letters of Administration or such other legal representation, upon such terms as to

		indemnity or otherwise as they may deem fit and under the next Article, register the name of any person who claims to be absolutely entitled to the shares standing in the name of the deceased member as a member in respect of such shares.

Registration Of person Entitled to Shares Otherwise Than by Transfer (transmission clause)	61	Subject to the provisions of the last preceding Article, any person to whom the right to any share has been transmitted in consequence of the death or insolvency of any member or otherwise by operation of law may, with the consent of the Board (which they shall not be under any obligation to give) and upon his producing such evidence that he sustains the character in respect of which he proposes to act under the Article and of his title as the Directors think sufficient be registered as a member in respect of such shares . This clause is hereinafter referred to as the ‘transmission clause’. A transfer of the share or other interest in the Company of a deceased member thereof made by his legal representative shall, although the legal representative is not himself a member be as valid as if he had been a member at the time of effecting the transmission.

Evidence of transmission to be verified	62	Every transmission of a share shall be verified in such a manner as the Directors may require and the Company may refuse to register any such transmission until the same be so verified or unless an indemnity be given to the Company with regard to such registration which the Directors at their discretion shall consider sufficient; provided nevertheless, that there shall not be any obligation on the Company or the Directors to accept any indemnity, the Directors shall have the same right to refuse to register a person entitled by transmission to any shares or his nominee as if he were the transferee named in an ordinary transfer presented for registration.

Rights of such person	63		A person entitled to share by transmission may, until the Directors otherwise determine as provided in Article 129, receive and give discharge for any dividends, bonuses or other moneys payable in respect of the share, but he shall not be entitled to vote at any meetings of the Company and to any of the rights and privileges of a member, unless and until he shall have become a member in respect of the shares.

Procedure on application for transfer	64		An application for the registration of a transfer of shares or other interest of a member in the Company may be made either by the transferor or the transferee. Where such application is made by the transferor and relates to partly paid shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the delivery of the notice.

Transfer to be left at office with certificate and with evidence of title	65	(1)	It shall not be lawful for the Company to register a transfer of any shares unless the proper instrument of transfer duly stamped, dated and executed by or on behalf of the Transferor and by or on behalf of the Transferee and specifying the name and address and occupation of the Transferee has been delivered to the Company along with the scrip and if no such scrip is in existence, along with the letter of allotment of the shares. Where the proper instrument of transfer is not received by the Company within a period of two months from the date on which the instrument is dated, the Directors may at their sole discretion be entitled to seek such documentation including indemnities as it may deem fit, from both the transferor and transferee, or from the person who has lodged the same for transfer, and the Board may at its sole discretion be entitled to give effect to the transfer on receipt of such documentation and indemnities (save where an order of a competent court is produced, the Board shall then give effect to the transfer).

		(2)	If the Company refuses to register the transfer of any shares, the Company shall within one month from the date on which the instrument of transfer is lodged with the Company send to the Transferee and the Transferor notice of the refusal as provided in Article 66.

		(3)	Nothing in clause (1) shall prejudice any power of the Company to register as shareholder any person to whom the right to any share has been transmitted by operation of law.

		(4)	Nothing in this Article shall prejudice any power of the Company to refuse to register the transfer of any share.

Directors may decline to register transfers	66		The Board may, at its absolute and uncontrolled discretion and without assigning or being under any obligation to give any reason, decline to register or acknowledge any transfer or transmission of shares and in particular, may so decline in any case in which the Company has a lien upon the shares or any of them or in the case of shares not fully paid-up whilst any moneys called or payable at a fixed time in respect of the shares desired to be transferred or any of them remain unpaid or unless the transferee is approved by the Board. Nothing in Section 56 of the Act shall prejudice this power to refuse to register the transfer of or the transmission by operation of law of the right to, any shares or interest of a member in or debentures of the Company. The

		registration of a transfer shall be conclusive evidence of the approval by the Board of the transferee, but so far only as regards the share or shares in respect of which the transfer is so registered and not further or otherwise and not so as to debar the Board to refuse registration of any further shares applied for. If the Board refuses to register the transfer or transmission of any shares notice of the refusal shall within two months from the date on which the instrument of transfer on intimation of transmission was delivered to the Company be sent to the Transferee and the Transferor or to the person giving intimation of the transmission, as the case may be.

Transferor to remain holder of shares till transfer registered	67	The Transferor shall be deemed to remain the holder of the shares until the name of the transferee shall be entered in the Register of Members.

Registered transfer to remain with Company	68	Every instrument of transfer which shall be registered shall remain in the custody of the Company. If the transfer relates to the only share or all the shares comprised in the certificate, such certificate or a new certificate in lieu thereof shall, after the registration of the transfer, be delivered to the transferee and if the transfer relates only to a part of the shares comprised in the certificate, the same shall, on registration of the transfer be retained by the Directors and cancelled and new certificates will be issued to the transferor and the transferee in respect of the shares respectively, held by them.

Transfer books and Register may be closed for not more than 45 days in the year	69	The Directors shall have power on giving seven days’ notice by advertisement as required by Section 91 of the Act to close the Transfer Book and Register of Members of such period or periods of time in every year as to them may seem expedient, but not exceeding 45 days in any year and not exceeding 30 days at any one time.

The Company not liable for disregard of any notice prohibiting registration of a transfer	70		The Company shall incur no liability or responsibility whatever in consequence of its registering or giving effect to any transfer of shares made or purporting to be made, by an apparent legal owner thereof (as shown or appearing in the Register of Members), to the prejudice of any person or persons having or claiming any equitable right, title or interest to or in the same shares, notwithstanding that the Company may have had notice of such equitable right title or interest or prohibiting registration of such transfer and may have entered such notice or referred thereto in any book of the Company; and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some books of the Company; but the Company shall nevertheless be at liberty to regard and attend to any such notice and give effect thereto, if the Directors shall so think fit.

Transfer of debentures	71		The provision of these Articles shall mutatis mutandis apply to the transfer or transmission by operation of law of debentures of the Company.

IX. ALTERATION OF SHARE CAPITAL

Company may alter its Capital in certain ways	72		The Company may by Ordinary Resolution so alter the conditions of its Memorandum of Association as :-

		(1)	to increase its share capital by such amount as it thinks expedient by issuing new shares;

		(2)	to consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

		(3)	to convert all or any of its fully paid-up shares into stock and reconvert that stock into fully paid-up shares of any denominations;

		(4)	to sub-divide its shares or any of them into shares of smaller amount than is fixed by its Memorandum of Association, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived.

		(5)	to cancel any shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Increase of Capital by The Directors and how carried into effect	73		The Directors may from time to time without any sanction of the Company, whenever all the shares in the issued capital shall not have been subscribed and whether all the shares for the time being subscribed shall have been fully called up or not, issue further shares of such value as they may think fit out of the unsubscribed balance of the issued capital. Such further shares shall be issued upon such terms and conditions (and if preference shares upon such conditions as to redemption) and with such rights and privileges annexed thereto as the Board shall direct and in particular, such shares may be issued with a preferential or qualified right to dividend and in the distribution of assets of the Company and subject to the provisions of Section 47 of the said Act with a special or without any right of voting and the Board may dispose of such shares or any of them either at par or at a premium, to any members or any class thereof or in such other manner as the Board may think most beneficial to the Company.

Further Issue of capital	74	(1)		Where it is proposed to increase the subscribed capital of the Company by the issue of new shares:

			(i)	such new shares shall be offered to the persons who, at the date of the offer are holders of the equity shares of the Company, in proportion, as nearly as circumstances admit to the capital paid-up on these shares at that date;

			(ii)	the offer aforesaid shall be made by notice specifying the number of shares offered and limiting a time not being less than fifteen days and not exceeding thirty days from the date of the offer within which the offer, if not accepted, will be deemed to have been declined;

			(iii)	The offer aforesaid shall be deemed to include a right exercisable by the person concerned to renounce the shares offered to him or any of them in favour of any other person; and the notice shall contain a statement of this right;

			(iv)	after the expiry of the time specified in the notice aforesaid or on receipt of earlier intimation from the person to whom such notice is given that he declines to accept the shares offered, the Board of Directors may dispose of them in such manner as they think most beneficial to the Company.

			(v)	To employees under a scheme of employees’ stock option, subject to Special Resolution passed by the company and subject to such conditions as may be specified in the relevant Rules.

			(vi)	To any persons, by way of passing a Special Resolution to that effect, whether or not those persons include the persons referred to in clause (a) or clause (b), either for cash or for a consideration other than cash, if the price of such shares is determined by the valuation report of a registered valuer subject to such conditions as may be specified in the relevant Rules

		(2)		Whenever any shares are to be offered to the members the Directors may dispose of any such shares which, by reason of the proportion borne by them to the number of persons entitled to such offer or by reason of any other difficulty in apportioning the same cannot in the opinion of the Directors be conveniently offered to the members.

		(3)		The right to issue further shares provided in this clause, shall include a right to the Company, to issue any instrument, including Global Depositary Receipt.

How far new share In original capital	75			Except so far as otherwise provided by the conditions of issue or by these presents, any capital raised by creation of new shares shall be considered as part of the capital and shall be subject to the provisions herein contained with reference to the payment of calls and installments, transfer, transmission, forfeiture, lien, surrender; voting and otherwise in all respects as if it had been the original capital.

Notice of increase of capital	76			The Directors shall, whenever there is a change in the share capital , file with the Registrar of Companies notice of the increase of the capital as provided by Section 64 of the said Act within thirty days after the passing of the resolution authorising the increase.

Transfer of Stock	77	(1)	When any shares shall have been converted into stock, the several holders of such stock may thenceforth transfer their respective interests therein or any part of such interest, in the same manner and subject to the same regulations as and subject to which shares in the Company’s capital may be transferred or as near thereto as circumstances will admit. But the Board may from time to time, if they think fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but with full power, nevertheless, at the discretion to waive such rules in any particular case.

		(2)	Notice of such conversion of shares into stock or reconversion of stock into shares shall be filed with the Registrar of Companies as provided in the said Act.

Rights of stock-holders	78		The stock shall confer on the holders thereof respectively the same privileges and advantages, as regards participation in profits and voting at meetings of the Company and for other purposes, as would have been conferred by shares of equal amount in the capital of the Company of the same class as the shares from which such stock was converted but no such privileges or advantages, except the participation in profits of the Company or in the assets of the Company on a winding up, shall be conferred by any such aliquot part of, consolidated stock as would not, if existing in shares, have conferred such privileges or advantages. No such conversion shall affect or prejudice any preference or other special holders of the share and authenticated by such evidence (if any) as the provisions herein contained shall, so far as circumstances will admit, apply to stock as well as to shares and the words “share” and “shareholder” in these presents shall include “stock” and “stock-holder”.

X. REDUCTION OF CAPITAL

Reduction of capital	79			The Company may from time to time by Special Resolution, in such manner specified in the Act and subject to such consents as may be required under any other law for the time being in force, reduce in any manner:

		(1)		its share capital

		(2)		any capital redemption reserve account; or

		(3)		any securities premium account.

Provisions relating to the redemption of preference shares	80	(1)		Subject to the provisions of Section 55 of the said Act, whenever any preference shares are issued which are or at the option of the Company are to be liable to be redeemed, the following provisions shall take effect :

			(i)	No such shares shall be redeemed except out of the profits of the Company which would otherwise be available for dividend or out of the proceeds of a fresh issue of shares made for the purposes of the redemption.

			(ii)	No such shares shall be redeemed unless are fully paid.

			(iii)	The premium, if any payable on redemption must be provided for out of the profits of the Company or out of the Company’s Securities Premium Account before the shares are redeemed.

			(iv)	Where any such shares are redeemed otherwise than out of the proceeds of a fresh issue there shall, out of profits which would otherwise have been available for dividend be transferred to the Capital Redemption Reserve Account, a sum equal to the nominal amount of the share redeemed.

		(2)	Subject to the provisions of Section 55 of the Act and these Articles the redemption of preference shares hereunder may be effected in accordance with the terms and conditions of their issue and in the absence of any such terms and conditions in such manner as the Directors may think fit.

		(3)	The redemption of preference shares under this provision by the Company shall not be taken as reducing the amount of its authorised share capital.

		(4)	Where the Company has redeemed or is about to redeem any preference shares, it shall never have power to issue shares up to the nominal amount of the shares redeemed or to be redeemed as if those shares had never been issued; and accordingly the share capital of the Company shall not, for the purpose of calculating the fees payable under Section 385 of the said Act, be deemed to be increased by the issue of shares in pursuance of this Article.

Provided that, where new shares are issued before the redemption of the old shares, the new shares shall not so far as related to stamp duty, be deemed to have been issued in pursuance of this Article unless the old shares are redeemed within one month after the issue of the new shares.

		(5)	The Capital Redemption Reserve Account may, notwithstanding anything in this Article, be applied by the Company, in paying up unissued shares of the Company to be issued to members of the Company as fully paid bonus shares.

XI. MODIFICATION OF RIGHTS

Power to modify rights	81	(1)	Whenever the share capital by reason of issue of Preference Shares or otherwise is divided into different classes of shares, all or any of the rights and privileges

			attached to each class may, subject to the provisions of Section 48 of the Act, be varied, commuted, affected, abrogated or dealt with by agreement between the Company and any person purporting to contract on behalf of that class provided such agreement is ratified in writing by holders of at least three-fourths of nominal value of the issued shares of the class or is sanctioned by Special Resolution passed at a separate meeting of the holders of the shares of that class and supported by the votes of the holders of not less than three-fourths of the shares of that class.

Article 81 not to derogate from company’s powers		(2)	This Article is not to derogate from any power the Company would have if this Article were omitted and in particular the powers under Chapter XV of the said Act or Chapter V of the Companies Act, 1956, whichever is in force for the time being.

			The dissentient members shall have the right to apply to Tribunal in accordance with the provisions of Section 48 of the Act.

XII. JOINT HOLDERS

Joint Holders	82	(1)	Where two or more persons are registered as the holders of any Securities they shall be deemed (so far as the Company is concerned) to hold the same as joint tenants with benefits of survivorship subject to the following and other provisions contained in these Articles.

No transfer to more than three persons		(2)	The Company shall be entitled to decline to register more than three persons as the joint holders of any Securities.

Liabilities of holders		(3)	The joint holders of any Security shall be liable severally as well as jointly for and in respect of all calls or installments and other payments which ought to be made in respect of such Securities.

Death of Joint holders	(4)	On the death of any one or more of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to the share but the Board may require such evidence of death as they may deem fit and nothing herein contained shall be taken to release the estate of a deceased joint holder from any liability on shares held by him jointly with any other person.

Receipt of one sufficient	(5)	Any one of such joint holders may give effectual receipts for any dividends or other moneys payable in respect of such Security.

Delivery of Certificate and giving of notices to first named holder	(6)	Only the person whose name stands first in the Register of Members (or the relevant register maintained for that Security) as one of the joint holders of any shares shall be entitled to delivery of the certificate relating to such or to receive notices (which expression shall be deemed to include all Documents) from the Company and any notice given to such person shall be deemed notice to all the joint holders.

Votes of Joint holder	(7)	Any one of two or more joint holders may vote at any meeting (including voting by postal ballot and by electronic voting) either personally or by an agent duly authorised under a power of attorney or by proxy in respect of such shares as if he were solely entitled thereto and if more than one of such joint holders be present at any meeting personally or by proxy or by attorney that one of such persons so present whose name stands first or higher (as the case may be) on the Register in respect of such Security shall alone be entitled to vote in respect thereof. Provided always that a person present at any meeting personally shall be entitled to vote in preference to a

			person, present by an agent, duly authorised under a power of attorney or by proxy although the name of such persons present by an agent or proxy stands first in the Register in respect of such shares. Several executors of a deceased member in whose (deceased member’s) sole name any Security stands shall for the purpose of this sub-clause be deemed joint holders.

XIII. GENERAL MEETING

Annual General Meeting	83		The Company shall, in addition to any other meetings which are hereinafter referred to as “Extraordinary General Meeting”, hold a General Meeting which shall be styled its Annual General Meeting at the intervals and in accordance with the provisions of the Act.

Directors may call Extraordinary General Meetings	84		The Directors may call Extraordinary General Meetings of the Company whenever they think fit and such meetings shall be held at such place and time as the Directors think fit.

Power of Tribunal to call General Meeting	85	(1)

If the default is made in holding an Annual General Meeting in accordance with Section 96 of the Act, the Tribunal may, notwithstanding anything in the Act, (or in the Articles of the Company) on the application of any member of the Company, call or direct the calling of a General Meeting of the Company, and give such ancillary or consequential directions as the Central Government thinks expedient in relation to the calling, holding and conducting of the meeting.

Explanation: - The directions that may be given, may include a direction that one member of the Company so present in person or by proxy shall be deemed to constitute a meeting.

		(2)	A General Meeting held in pursuance of sub-clause (i) shall subject to any directions of the Tribunal be deemed to be an Annual General Meeting of the Company.

Calling of Extraordinary General Meeting on requisition	86	(1)	The Board of Directors of the Company shall on the requisition of such number of members of the Company as is specified in sub-clause (4) forthwith proceed duly to call an Extraordinary General Meeting of the Company.

		(2)	The requisition shall set-out the matters for the consideration of which the meeting is to be called shall be signed by the requisitionists and shall be sent to the Registered Office of the Company.

		(3)	The requisition may consist of several documents in like form each signed by one or more requisitionists.

		(4)	The number of members entitled to requisition a meeting in regard to any matter shall be such number of them as hold both on the date of such requisition and on the date of receipt of the requisition not less than one-tenth of such of the paid-up capital of the Company as at that date carries the right of voting in regard to that matter.

		(5)	Where two or more distinct matters are specified in the requisition, the provisions of sub-clause (4) shall apply separately in regard to each such matters and the requisition shall accordingly be valid only in respect of these matters in respect to which the conditions specified in that sub-clause is fulfilled.

		(6)	If the Board does not, within twenty one days from the date of the receipt of a valid requisition in regard to any matters, proceed duly to call a meeting for the consideration of those matters on a day not later than forty five days from the date of receipt of the requisition, the meeting may be called and held by the requistionists themselves within a period of three months from the date of the requisition.

Explanation:- For the purposes of this sub-clause, the Board shall in the case of a meeting at which a resolution is to be proposed as a Special Resolution, be deemed not to have duly convened the meeting if they do not give such notice thereof as is required by sub-section (2) of Section 114.

(7)		A meeting called under sub-clause (6) by the requisitionists or any of them -

	(a)	shall be called in the same manner as nearly as possible as that in which meetings are to be called by the Board; but

	(b)	shall not be held after the expiration of three months from the date of the deposit of the requisition.

	(c)	shall convene meeting at Registered office or in the same city or town where Registered office is situated and such meeting should be convened on working day.

(8)		Where two or more persons hold any shares or interest in a Company jointly, a requisition or a notice calling a meeting signed by one or only some of them shall for the purposes of this Section have the same force and effect as if it has been signed by all of them.

(9)		Any reasonable expenses incurred by the requisitionists by reasons of the failure of the Board duly to call a meeting shall be repaid to the requisitionists by the Company; and any sum so repaid shall be retained by the Company out of any sums due or to become due from the Company by way of fees or other remuneration for their services to such of the Directors as were in default.

Length of Notice for calling meeting	87	(1)		A General Meeting of the Company may be called by giving at least clear twenty one day’s notice in writing or through electronic mode but a General Meeting may be called after giving shorter notice if consent is given in writing or by electronic mode by not less than ninety five percent of the members entitled to vote at such meeting.

				Provided that where any members of the Company are entitled to vote only on some resolution or resolutions to be moved at meeting and not on others, those members shall be taken into account for the purposes of this clause in respect of the former resolution or resolutions and not in respect of the latter.

Contents of Notice		(2)		Notice of every general meeting of the Company shall specify the place, date, day and the hour of the meeting and shall contain a statement of the business to be transacted thereat.

To whom notice to be given		(3)		Such notice shall be given -

			(i)	to every member of the Company, legal representative of any deceased Member or the assignee of an insolvent Member;

			(ii)	to the auditor or auditors of the Company; and

			(iii)	to every Director of the Company.

			(iv)	to every trustee for the debenture holder of any debentures issued by the Company.

Omission to give notice or non-receipt of notice shall not invalidate proceedings		(4)		The accidental omission to give notice to or the non-receipt of notice by, any member or other person to whom it should be given shall not invalidate the proceedings at the meeting.

Proxy		(5)		In every notice calling a meeting of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy or where that is allowed one or more proxies, to attend and vote instead of himself and that a proxy need not be a member.

Explanatory statements		(6)		Where any items of business to be transacted at the meeting are deemed to be special as provided in Article 88 there shall be annexed to the notice of the meeting a statement setting out all materials facts concerning each such item of business namely:

		(a)		The nature of concern or interest, financial or otherwise, if any of the following persons, in respect of each item of:

			(i)	every Director and the Manager; if any;

			(ii)	every other Key Managerial Personnel; and

			(iii)	relatives of the persons mentioned in sub-clause (i) and (ii);

		(b)		Any other information and facts that may enable members to understand the meaning, scope and implementation of the items of business and to take decision thereon.

Inspection of documents referred in the explanatory statement		(7)		Where any item of business consists of the according of approval to any document by the meeting the time and place where the document can be inspected shall be specified in the statement aforesaid.

Business to be transacted at meetings	88			In the case of an Annual General Meeting all business to be transacted at the meeting shall be deemed special with the exception of business relating to (i) the consideration of the Financial

		Statements, (including the consolidated financial statements, if applicable), and the Reports of the Board of Directors and Auditors, (ii) the declaration of a dividend, (iii) the appointment of Directors in the place of those retiring and (iv) the appointment of and the fixing of the remuneration of the Auditors. In the case of any other meeting all business shall be deemed special.

Circulation of members resolutions	89	Upon a requisition of members complying with Section 111 of the said Act, the Directors shall comply with the obligations of the Company under the said Act relating to circulation of members’ resolutions and statements.

Certificate conclusive as to Meeting having been duly called	90	A certificate in writing, signed by the Secretary or by a Director or some officer or agent appointed by the Board for the purpose, to the effect that according to the best of its belief the notices convening the meeting have been duly given shall be prima facie evidence thereof.

Security arrangement at venue of meetings.	91	The Board, and the persons authorised by it, shall have the right to take and/or make suitable arrangements for ensuring the safety of any meeting – whether a general meeting or a meeting of any class of Security, or of the persons attending the same, and for the orderly conduct of such meeting, and notwithstanding anything contained in this Articles, any action, taken pursuant to this Article in good faith shall be final and the right to attend and participate in such meeting shall be subject to the decision taken pursuant to this Article.

XIV. PROCEEDINGS AT GENERAL MEETINGS AND ADJOURNMENT THEREOF

Business which may not be transacted at the meeting	92	No General Meeting, Annual or Extraordinary, shall be competent to enter upon, discuss or transact any business a statement of which has not been specified in the notice convening the meeting except as provided in the said Act.

Presence of Quorum	93	No business shall be transacted at any General Meeting, unless the requisite quorum is present at the time when the meeting proceeds to business. The quorum for a general meeting shall be the presence in person of such number of members as specified in Section 103 of the Act. Subject to Article 82(7) when more than one of the joint-holders of a share is present only one of them shall be counted for ascertaining the quorum. Several executors or administrators of a deceased person in whose sole name shares stand shall for the purpose of this clause be deemed joint holders thereof.

lf quorum not present, when meeting to be dissolved and when to be adjourned	94	lf, within half an hour from the time appointed for holding the meeting, a quorum of members is not present, the meeting if convened by or upon such requisition of members as aforesaid shall be dissolved, but in any other case it shall stand adjourned pursuant to the provisions of sub-section (2) of section 103 of the Act.

Adjourned meeting to transact business even lf no quorum present	95	lf at such adjourned meeting a quorum of members is not present within half an hour from the time appointed for holding the meeting, the members Present, whatever their number, shall be a quorum and may transact the business and decide upon all matters which could properly have been disposed of at the meeting from which the adjournment took place, if a quorum had been present thereat.

General Meeting Amended vide special resolution passed by the members at the 73rd AGM held on July 16, 2019.	96

The Chairman of the Board (whether Member or not) shall if present and willing, be entitled to take the chair at every General Meeting’ whether Annual or Extraordinary, but if there be no such Chairman or in case of his being

		present or being unwilling or failing to take the chair within fifteen minutes of the time appointed for holding such meeting, the members present shall choose another Director (whether Member or not) as Chairman and if all the Directors present decline to take the chair or if there be no Director present, then the members present shall choose one of their own members to be Chairman of the meeting. If a poll is demanded, it shall be taken forthwith in accordance with the provisions of sub-section (2) of section 104. The Chairman elected on a show of hands shall exercise all the powers of the Chairman for the purpose of such poll. If some other person is elected Chairman as a result of such poll, he shall be the Chairman for the rest of the meeting.

When chair vacant business confined to election of Chairman	97	No business shall be transacted at any General Meeting, except the election of Chairman, whilst the chair is vacant.

Chairman with consent of members may adjourn meeting	98	The Chairman may, with the consent of a majority of the members personally present at any meeting, adjourn such meeting from time to time and from place to place in the city, town or village where the Registered Office of the Company be situate but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. A resolution passed at an adjourned meeting of the Company shall be treated as having been passed on the date on which it was in fact passed and shall not be deemed to have been passed on any earlier date.

Notice of adjournment	99			Whenever any meeting is adjourned for thirty days or more notice of such adjourned meeting shall be given as in the case of an original meeting.

Chairman’s declaration of result of voting by show of hands	100	(1)		At any General Meeting, a resolution put to vote of the meeting shall, unless a poll is demanded under Section 109, or if the voting is carried out electronically be decided on a show of hands. Such voting in a general meeting or by postal ballot shall also include electronic voting in a General Meeting or Postal Ballot as permitted by applicable laws from time to time.

Chairman’s declaration of result of voting by show of hands conclusive.		(2)		A declaration by the Chairman in pursuance of clause (1) hereof that on a show of hands a resolution has or has not been carried or has or has not been carried either unanimously or by a particular majority and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number of proportion of the votes cast in favour of or against such resolution.

Casting vote Of the Chairman	101			In case of an equality of votes the Chairman of any meeting shall both on the show of hands and at a poll (if any) held pursuant to a demand made at such meeting, have a second or casting vote.

Minutes of Proceedings Of General Meetings of Board and Other meeting	102	(1)	(a)	The Company shall cause minutes of all proceedings of General Meetings of any class of shareholders or creditors, and every resolution passed by postal ballot and of all proceedings at meetings of its Board of Directors or of committees of the Board, to be entered in books kept for the purpose

		(b)	The minutes of each meeting shall contain a fair and correct summary of the proceedings thereat.

		(c)	All appointments of officers made at any time of the meetings aforesaid shall be included in the minutes of the meeting.

(d)

In case of a meeting of the Board of Directors or of a Committee of the Board, the minutes shall also contain :

(i) the names of the Directors present at the meeting; and the names of the Directors who are present through video or other audio-visual means.

(ii) in the case of each resolution passed at the meeting, the name of the Directors, if any, dissenting from or not concurring on the resolution.

		(e)	There shall not be included in the minutes, any matter which, in the opinion of the Chairman of the meeting :

(i) is or could reasonably be regarded as defamatory of any person;

(ii) is irrelevant to the interests of the Company; or

(iii) is detrimental to the interests of the Company.

Explanation: - The Chairman shall exercise an absolute discretion in regard to the inclusion or non-inclusion of any matter in the minutes on the grounds specified in this Article.

Minutes to be evidence	(2)		Any such minute, if purporting to be signed by the Chairman of the meeting at which the proceedings took place or by the Chairman of the next succeeding meeting, shall be evidence of the proceedings.

Presumption to be drawn where minutes duly drawn and signed		(3)		Where the minutes have been kept in accordance with clause (1) hereof; then until the contrary is proved, the meeting shall be deemed to have been duly called and held and all proceedings thereat to have duly taken place and the resolution passed by circulation, postal ballot or other permitted means shall be construed to have been duly passed, and in particular all appointments of Directors, Key Managerial Personnel, Auditors or Company Secretary in practice, made at the meeting shall be deemed to be valid, including the matters that are required to be transacted at a meeting of the Board as specified in Section 179 of the said Act.

Inspection of Minute Books of General Meeting	103	(1)		The books containing the minutes of the proceedings of General Meetings of the Company shall -

			(a)	be kept at the registered office of the Company; and

			(b)	be open during business hours to the inspection of any member without charge subject to such reasonable restrictions as the Company may impose so however that not less than two hours in each day are allowed for inspection.

		(2)		Any member shall be entitled to be furnished within seven working days after he has made request in that behalf to the Company with a copy of any Minutes referred to in sub-clause (1) on payment of Rs. 10/- for every page or part thereof required to be photocopied and that the Company shall comply with provisions of Section 119 of the Act.

Other registers	104			The provisions contained in Article 103 shall mutatis mutandis apply to other registers maintained under the provisions of the said Act, that can be inspected by an eligible person.

Publication of reports of proceedings of General Meeting	105	No document purporting to be a report of the proceedings of any General Meeting of the Company shall be circulated or advertised at the expense of the Company unless it includes the matters required by Section 118 of the Act to be contained in the Minutes of the proceedings of such meeting.

XV. VOTING RIGHTS AND PROXY

Indebted members not to vote	106	No member shall be entitled to exercise any voting right on any question either personally or by proxy or upon poll (including voting by electronic means) in respect of any shares registered in his name on which any calls or other sums presently payable by him have not been paid or in regard to which the Company has or has exercised any right of lien.

Restrictions on exercise of voting rights in other cases to be void	107	A member is not prohibited from exercising his voting right on the ground that he has held his share or other interest in the Company for any specified period preceding the date on which the vote is taken, or on any other ground not being a ground set out in Article 106.

Vote of person of unsound mind	108	A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or at a poll by his committee or other legal guardian and not otherwise, and any such committee or guardian may, on a poll, vote by proxy.

Votes in respect of Securities under dispute	109	Notwithstanding anything contained in this Articles, where the title to any Securities is under dispute before any court, where no injunction subsists (or direction made) as to the exercise of voting rights or other rights of a member including the rights attached to such Securities, the Board shall be entitled to suspend any such right aforesaid.

Representation of corporations	110		A Member being a Body Corporate (whether a company within the meaning of the said Act or not) may by resolution of its Board of Directors or other governing body authorise such persons as it thinks fit to act as its representative at any meeting of the Company, or at any meeting of any class of members of the Company. A person authorised by resolution as aforesaid shall be entitled to exercise the same rights and powers (including the right to vote by proxy) on behalf of the Body Corporate which he represents as that body could exercise if it were a member, creditor or holder of debentures of the Company.

Number of votes to which member is entitled	111	(1)	Subject and without prejudice to any special privileges or restrictions or conditions for the time being attached to or affecting the preference or other special classes of shares, if any, issued by and for the time being forming part of the capital of the Company every member, entitled to vote under the provisions of these presents and not disqualified by the provisions of Articles 106, 108 and 109 or by any other Article shall on a show of hands have one vote and upon a poll every member, present in person or proxy or agent duly authorised by a power-of-attorney or representative duly authorised and not disqualified as aforesaid, shall have voting rights in proportion to his share of the paid-up equity capital of the Company subject however to any limits imposed by law. But no member shall have voting right in respect of any moneys paid in advance as provided by Article 40(2).

No voting by proxy on show of hands		(2)	No member not personally present shall be entitled to vote on a show of hands unless such member is a Body Corporate present by proxy or by a representative duly authorised under Section 113 of the Act in which case such proxy or representative may vote on a show of hands as if he were a member of the Company.

		(3)	A Member may exercise his vote, in respect of items of business to be transacted for which notice is issued, by electronic means in accordance with Section 108, and shall vote only once.

Right to use votes differently	112		On a poll taken at a meeting of the Company a member entitled to more than one vote, or his proxy or other person entitled to vote for him, as the case may be, need not, if he votes, use all his votes or cast in the same way all the votes he uses. A member or his proxy who votes shall be deemed to have used all his votes unless he expressly gives written notice to the contrary at the time he casts any votes.

Instrument of proxy to be in writing	113		Any member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person (whether a member or not) as his proxy to attend and vote instead of himself but a proxy so appointed shall not have any right to speak at the meeting and shall not be entitled to vote except on a poll. A person shall (a) not act as proxy for more than 50 Members and holding in aggregate not more than 10% of the total share capital of the Company; (b) not act as proxy for more than one Member, if that Member holds more than 10% of the total share capital of the Company.

Proxy may demand poll	114		The instrument appointing a proxy shall be in writing and shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a Body Corporate such instrument shall be under its seal or be signed by an officer or an attorney duly authorised by it, or by the persons authorised to act as the representative of such company under Article 110. Any instrument appointing a proxy to vote at a meeting shall be deemed to include the power to demand or join in the demand for a poll on behalf of the appointer, where a poll has not been ordered to be carried out electronically.

Instrument of proxy to be deposited at the Registered Office	115	No instrument of proxy shall be treated as valid and no person shall be allowed to vote or act as proxy at any meeting under an instrument of proxy, unless such instrument of proxy and power-of-attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall have been deposited at the Registered Office of the Company at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the persons named in such instrument proposes to vote. An instrument appointing a proxy or an attorney permanently or for a certain period once registered with the Company need not be again registered before each successive meeting and shall be in force until the same shall be revoked. Notwithstanding that a power-of-attorney or other authority has been registered in the records of the Company, the Company may by notice in writing addressed to the member or to attorney at least seven days before the date of a meeting require him to produce the original power-of-attorney or authority and unless the same is thereupon deposited with the Company the attorney shall not be entitled to vote at such meeting unless the Directors in their absolute discretion excuse such non-production and deposit.

Custody of the instrument of appointment	116		If any such instrument of appointment be confined to the objects of appointing an attorney or proxy or substitute, it shall remain, permanent or for such time as the Directors may determine in the custody of the Company and if embracing other objects, a copy thereof, examined with the original shall be delivered to the Company to remain in the custody of Company.

Form of Proxy	117		The instrument appointing a proxy whether for a specified meeting or otherwise shall be in Form MGT-11

Vote of proxy how far valid	118	(1)	A vote given in pursuance of an instrument of proxy shall be valid, notwithstanding the previous death of the principal or the revocation of the proxy or any power-of-attorney under which such proxy was signed or the transfer of the shares in respect of which the vote is given provided no intimation in writing of the death, revocation or transfer shall have been received at the Registered Office of the Company before the vote is given.

		(2)	In case of e-voting, a Member shall be deemed to have exercised his voting rights by himself, even if any other person had voted using the login credentials of that Member.

Time for objection to vote	119		No objection shall be made to the validity of any vote except at the meeting or adjourned meeting or poll at which such vote shall be tendered and every vote whether given personally or by proxy, and not disallowed at such meeting or poll, shall be deemed valid for all purposes of such meeting or poll whatsoever.

Chairman sole judge of the validity of a vote	120		The Chairman of any meeting shall be the sole judge of the validity of every vote tendered at such meeting and the Chairman present at the taking of a poll shall be the sole judge of the validity of every vote tendered at such poll. The Chairman shall be assisted by a scrutinizer, appointed by the Board for this purpose.

XVI. CAPITALISATION OF PROFITS AND DIVIDENDS
The Company in General Meeting may declare a dividend	121	The Company in General Meeting may declare a dividend to be paid to the members according to their respective rights and interests in the profits, and may fix the time for the payment thereof.

Equal rights of Shareholders	122	Any share holder whose name is entered in the Register of Members of the Company shall enjoy the rights and be subject to the same liabilities as all other shareholders of the same class.

Power of Directors to limit dividend	123	No larger dividend shall be declared than is recommended by the Directors, but the Company in General Meeting may declare a smaller dividend.

Dividends In proportion to the amount paid up.	124	Unless the Company otherwise resolves, dividends shall be paid in proportion to the amount paid up or credited as paid up on each share, where a larger amount is paid up or credited as paid up on some share than on others. Provided always that any capital paid up on a share during the period in respect of which a dividend is declared shall unless otherwise resolved be only entitled the holder of such share to a proportionate amount of such dividend from the date of payment.

Capital advanced on Interest not to earn dividends	125	Capital paid-up in advance of calls shall not confer a right to dividend or to participate in profits.

Dividends out of profits only and not to carry interest what to be deemed profits	126	No dividends shall be payable except out of profits of the Company of the year or any other undistributed profits and no dividend shall carry interest against the Company. The declaration of the Directors as to the amount of the net profits of the Company shall be conclusive.

Ad-interim dividend	127		The Directors may, from time to time, declare and pay to the members such interim dividend as in their judgment the position of the Company justifies.

No member to receive dividend while indebted to the Company	128		No member shall be entitled to receive payment of any dividend in respect of any share or shares on which the Company has a lien, or whilst any amount due or owing from time to time to the Company, either alone or jointly with any other person or persons, in respect of such share or shares, or on any other account whatsoever, remains unpaid, and the Directors may retain, apply and adjust such dividend in or towards satisfaction of all debts, liabilities, or engagements in respect of which the lien exists, and of all such money due as aforesaid.

Retention of dividends until completion of transfer under the transmission clause	129		The Directors may retain the dividends payable upon shares in respect of which any person is under the transmission clause entitled to become a member, or which any person under the same clause is entitled to transfer, until such person shall become a member in respect thereof or shall duly transfer the same.

Transfer must be registered to pass right to dividend	130	(1)	A transfer of shares shall not pass the right to any dividend declared thereon before the registration of the transfer.

		(2)	No dividend shall be paid by the Company in respect of any share except to the registered holder of such share or to his order or to his bankers or any other person as permitted by applicable law.

Dividend when and how to be paid	131		All dividends shall be paid by the cheque, or warrant in respect thereof shall be posted within thirty days of the date on which such dividend is declared by the Company. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The Company shall not be liable or

		responsible for any cheque or warrant lost in transmission or for any dividend lost to the member or person entitled thereto by forged endorsements on any cheque or warrant, or the fraudulent or improper recovery thereof by any other means.

Notice of dividends	132	Notice of the declaration of any dividend whether interim or otherwise, shall be given to the members in the manner hereinafter provided for giving of notice to member.

Production of share certificate when applying for dividends	133	The Directors may, if they think fit, call upon the members, when applying for dividends, to produce their share certificates to such person or persons appointed by them in that behalf.

Any one of Joint-holders of share may receive dividends	134	Any one of several persons who are registered as joint-holders of any share may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

Dividend payable in cash	135	No dividend shall be payable except in cash.

		Provided that nothing herein shall be deemed to prohibit the capitalisation of profits or reserves of the Company for the purpose of issuing fully paid-up bonus shares or paying up any amount for the time being unpaid on any shares held by the members of the Company.

		Provided further that any dividend payable in cash may be paid in cheque or warrant or in any electronic mode to the Member entitled to the payment of the dividend.

Dividend and call together Set off allowed	136	Any General Meeting declaring a dividend may make a Call on the Members of such amount as the meeting fixes and so that the Call be made payable at the same time as the dividend, and the dividend may, if so resolved by the Company in General Meeting be set off against the Calls.

Capitalisation	137	(1)	A General Meeting of the Members, In a meeting in person or proxy or, through Postal Ballot or, by any other means, as may be permitted may on the recommendation of the Board, direct capitalisation of the whole or any part of the undivided profits for the time being of the Company or the whole or any part of the Reserve Fund or other funds of the Company including the moneys in the Securities Premium Account and the Capital Redemption Reserve Account or the premiums received on the issue of any shares, debentures or debenture-stock of the Company and that such sum be accordingly set free for the purpose, (1) by the issue and distribution, among the holders of the shares of the Company or any of them, in accordance with their respective rights and interests and in proportion to the amounts paid or credited as paid up thereon, of paid-up shares, debentures, debenture-stock bonds or other obligations of the Company, or (2) by crediting any shares of the Company which may have been issued and are not fully paid up, in proportion to the amounts paid or credited as paid up thereon respectively, with the whole or any part of the same.

		(2)	For the purposes above set out the Company may, subject to the provisions contained in section 63, apply: (i) its free reserves, (ii) the Securities Premium Account subject to the provisions of Section 52(2) of the said Act; (iii) the Capital Redemption Reserve Fund subject to the provisions of Section 55(4) of the said Act; and (iv) such other reserves or account as may be applied for issue of bonus shares.

Date for determination of Members entitled to bonus, dividend and other actions of the company.	138		The Board shall have the right to fix a date for the purpose of determining the Members who are entitled to the payment of the dividend, or shares pursuant to the capitalisation of reserves, and for any other action of the Company that requires determination of the details of Members.

XVII. ACCOUNTS

Accounts	139	(1)		The Directors shall keep or cause to be kept at the Registered Office of the Company or at such place in India as the Board thinks fit proper books of accounts in respect of:

			(i)	all sums of money received and expended by the Company, and the matters in respect of which the receipt and expenditure take place;

			(ii)	all sales and purchase of goods by the Company; and

			(iii)	the assets and liabilities of the Company.

			(iv)	The items of cost, if any- as specified in the relevant Rules.

		(2)		Proper books of account shall also be kept at each branch office of the Company, whether in or outside India, relating to the transactions of that office and proper summarised returns made up to dates at intervals of not more than three months shall be sent by each branch office to the Company at its Registered Office of the Company or the other place referred to in clause (1) hereof.

		(3)		The books of account referred to in clause (1) and (2) shall be such books as are necessary to give a true and fair view of the state of affairs of the Company or such branch office and to explain its transaction.

		(4)		The books of accounts and other Books and Papers shall be open to inspection by any Directors during business hours.

		(5)	The Directors shall comply in all respects with Sections 128, 129, 133, 134, 136, to 138 of the said Act and any statutory modifications thereof.

Inspection to members when allowed	140		The Directors shall, from time to time, determine whether and to what extent, and at what times and places, and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors; and no member (not being a Director) shall have any right of inspection of any account or book or document of the Company except as conferred by law or authorised by the Directors.

Financial Statements to be laid before the member	141		Subject to Section 129 of the Act at every Annual General Meeting of the Company the Directors shall lay before the Company a Financial Statements for each financial year.

Contents of Financial Statements	142		The Financial Statements shall give a true and fair view of the state of affairs of the Company at the end of the period of the account

			Financial Statements shall comply with the provisions of Section 129 and 133 of the said Act.

Financial Statements how to be signed	143		The Financial Statements shall be signed in accordance with the provisions of Section 134 of the said Act.

	144		The Directors shall make out and attach to every Balance Sheet laid before the Company in General Meeting a Report of the Board of Directors which shall comply with the requirements of and shall be signed in the manner provided by Section 134 of the said Act.

Right of Members to copies of Financial Statements and Auditors’ Report	145	(1)	A copy of every Financial Statements (including consolidated Financial Statements, the Auditors’ Report and every other document required by law to be annexed or attached, as the case may be, to the Financial Statement) which is to be laid before the Company in General Meeting shall not less than twenty one days before the date of meeting be sent to every member, every trustee for the debenture holder of any debentures issued by the Company, to the Auditors of the Company, and every director of the Company.

			If the copies of the documents aforesaid are sent less than twenty one days before the date of the meeting they shall, notwithstanding that fact, be deemed to have been duly sent if it is so agreed by ninety five percent of the members entitled to vote at the meeting. The accidental omission to send the documents aforesaid, to or the non-receipt of the documents aforesaid by, any member or other person to whom it should be given shall not invalidate the proceedings at the meeting.

		(2)	Any member or holder of debentures of the Company whether he is or is not entitled to have copies of the Company’s Financial Statements sent to him, shall on demand, be entitled to be furnished without charge, and any person from whom the Company has accepted a sum of money by way of deposit shall on demand accompanied by the payment of a fee of fifty rupees, be entitled to be furnished with a copy of the last Financial Statements and every other documents required by law to be annexed or attached thereto.

Copies of Financial Statements etc. be filed	146	(1)	A copy of the Financial Statement, including consolidated Financial Statement, if any, along with all the documents which are required to be or attached to such Financial Statements under this Act, duly adopted at the annual general meeting of the company, shall be filed with the registrar within thirty days of the annual general meeting.

		(2)	If the Annual General Meeting before which a Financial Statement is laid as aforesaid does not adopt the Financial Statements, the un-adopted Financial Statements together with the other documents that are required to be attached to the financial statements shall be filed with the registrar within thirty days of the annual general meeting. Thereafter, the Financial Statements adopted at the adjourned annual general meeting shall be filed with the Registrar within thirty days of such adjourned annual general meeting.

When accounts to be deemed finally settled	147		Every account when audited and approved by a General Meeting shall be conclusive.

XVIII. BOARD OF DIRECTORS, THEIR QUALIFICATION AND REMUNERATION

Number of Directors (Amended vide Special Resolution by Members at the Annual General Meeting held on July 17, 2008)	148		The number of Directors shall not be less than four and not more than fifteen Directors. The Company shall have the power to increase the number of Directors beyond 15 after passing a Special Resolution.

Debenture Directors	149		If and when the Company shall issue debentures the holders of such debentures, or if and when the Company shall create a mortgage of any property, the mortgagee or mortgagees to whom such property shall be mortgaged, may have the right to appoint and nominate and from time to time remove and re-appoint a Director or Directors, in accordance with the provisions of the Trust Deed securing the said debentures, or the deed creating such

			mortgages, as the case may be. A Director so appointed under this Article, is herein referred to as “The Debenture Director” and the term “Debenture Director” means a Director for the time being in office under the Article, and he shall have all the rights and privileges of an ordinary Director of the Company, except in so far as is otherwise provided for herein or by the Trust Deed securing the-Debentures or the deed creating the mortgage, as the case may be.

Nominee Director	150	.	Any deed for securing loans by the Company from financial corporations may be so arranged to provide for the appointment from time to time by the lending financial corporation of some person or persons to be a director or directors of the Company and may empower such lending financial corporation from time to time to remove and re-appoint any Director so appointed. A Director appointed under this Article is herein referred as “Nominee Director” and the term “Nominee Director” means any director for time being in office under this Article. The deed aforesaid may contain ancillary provisions as may be arranged between the Company and the lending corporation and all such provisions shall have effect notwithstanding any of the other provisions herein contained.

Qualification of a Director	151		No Director of the Company be required to hold any qualification shares

Register of Directors etc. and of Shareholdings	152		The Directors shall arrange to maintain at the Registered office of the Company a Register of Directors, Key Managerial Personnel, containing the particulars and in the form prescribed by Section 170 of the Act. It shall be the duty of every Director and other persons regarding whom particulars have to be maintained in such Registers to disclose to the Company any matters relating to himself as may be necessary to comply with the provisions of the said sections.

Fee for Directors	153		A Director may receive remuneration by way of fee not exceeding such amount as may be permissible under the Rules for attending each meetings of the Board or Committee thereof; or of any other purpose whatsoever as may be decided by the Board.

	154		Subject to the provisions of Section 197 of the said Act:

Additional Remuneration for Services		(1)	Any one or more of the Directors shall be paid such additional remuneration as may be fixed by the Directors for services rendered by him or them and any one or more of the Directors shall be paid further remuneration if any as the Company in General Meeting or the Board of Directors shall from time to time determine. Such remuneration and/or additional remuneration may be paid by way of salary or commission on net profits or turnover or by participation in profits or by way of perquisites or in any other manner or by any or all of those modes.

		(2)	If any director, being willing shall be called upon to perform extra services, or to make any special exertion for any of the purposes of the Company, the Company in General Meeting or the Board of Directors shall, subject as aforesaid, remunerate such Director or where there is more than one such Director all or such of them together either by a fixed sum or by a percentage of profits or in any other manner as may be determined by the Directors and such remuneration may be either in addition to or in substitution for the remuneration above provided.

Remuneration Committee of	155		The Directors may from time to time fix the remuneration to be paid to any member or members of their body constituting a committee appointed by the Directors in terms of these articles not exceeding such amount as is permissible under the Rules, per meeting attended by him.

Expenses to be reimbursed	156		The Board of Directors may allow and pay to any Director fair compensation for his travelling and other expenses incurred in connection with the business of the Company including attendance at meeting of the Board or Committee thereof.

XIX. APPOINTMENT AND ROTATION OF DIRECTORS

Appointment of Directors	157		A person shall not be capable of being appointed Director of the Company, if :-

		(i)	he has been found to be unsound mind by court of competent jurisdiction.

		(ii)	he is an undischarged insolvent;

		(iii)	he has applied to be adjudicated as an insolvent and his application is pending;

		(iv)	he has been convicted by a Court in India of any offence involving moral turpitude or otherwise and sentenced in respect thereof to imprisonment for not less than 6 months, and a period of five years has not elapsed from the date of expiry of the sentence;

		(v)	he has not paid any call in respect of shares of the Company held by him, whether alone or jointly with others and six months have elapsed from the last day fixed for the payment for the call; or

		(vi)	an order disqualifying him for appointment as Director has been passed by a Court or Tribunal and the order is in force,

			(vii)	he has been convicted of the offence dealing with related party transactions under Section 188; or.

			(viii)	he has not complied with sub-section 3 of section 152.

Appointment of directors and proportion to retire by rotation	158	(1)		The Company shall appoint such number of Independent Directors as it may deem fit, for a term specified in the resolution appointing him. An Independent Director may be appointed to hold office for a term of up to five consecutive years on the Board of the Company and shall be eligible for re-appointment on passing of Special Resolution and such other compliances as may be required in this regard. No Independent Director shall hold office for more than two consecutive terms. The provisions relating to retirement of directors by rotation shall not be applicable to appointment of Independent Directors.

		(2)		Not less than two-thirds of the total number of Directors of the Company shall:

			(i)	be persons whose period of office is liable to determination by retirement of Directors by rotation; and

			(ii)	save as otherwise expressly provided in the said Act; be appointed by the Company in General Meeting.

Explanation:- for the purposes of this Article “total number of Directors” shall not include Independent Directors appointed on the Board of the Company.

		(3)		The remaining Directors of the Company shall also be appointed by the Company in General Meeting except to the extent that the Articles otherwise provide or permit.

Provision regarding Directors retiring by rotation	159	(1)		Subject to the provisions of Section 152 of the Act at every Annual General

Meeting, one-third of such of the Directors for the time being as are liable to retire by rotation, or if their number is not three or a multiple of three, then the number nearest to one-third, shall retire from office.

(2)		The Directors to retire by rotation at every Annual General Meeting shall be those who have been longest in office since their last appointment, but as between persons who become Directors on the same day, those who are to retire shall, in default of and subject to any agreement among themselves, be determined by lot.

A retiring Director shall be eligible for re-election.

(3)	(i)	At the Annual General Meeting at which a Director retires as aforesaid, the Company may fill up the vacancy by appointing the retiring Director or some other person thereto.

	(ii)	If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a National Holiday, till the next succeeding day which is not a holiday, at the same time and place.

	(iii)	If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been re-appointed at the adjourned meeting unless :-

(i) at the meeting or at the previous meeting a resolution for the re- appointment of such Director has been put to the meeting and lost;

		(ii) the retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so re-appointed;

		(iii) he is not qualified or is disqualified for appointment;

		(iv) a resolution, whether special or ordinary, is required for his appointment or re-appointment by virtue of any provisions of the said Act; or

		(v) Section 162 is applicable to the case.

Removal of Director	160	The Company may by an ordinary resolution remove any Director (not being a Director appointed by the Tribunal in pursuance of Section 242 of the Act) in accordance with the provisions of Section 169 of the Act. A Director so removed shall not be re- appointed a Director by the Board of Directors.

Notice of candidature when to be given	161	A person who is not a retiring Director shall subject to the provisions of the said Act, be eligible for appointment to the Office of Director at any General Meeting, if he or some member intending to propose him has, not less than fourteen days before the meeting, left at the Registered Office of the Company a notice in writing under his hand signifying his candidature for the office of Directors or as the case may be, the intention of such Member to propose him as a candidate for the office, along with deposit of one lakh rupees or such other amount as may be specified in the relevant Rules

		The amount so deposited shall be refunded to such person or, as the case may be, to the Member, if the person proposed gets elected as a Director or gets more than 25% of total valid votes.

Consent of candidate for Directorship to be filed with the Registrar	162		A person appointed as a Director shall not act as a Director unless he gives his consent to hold the office as director and such consent has been filed with the Registrar within thirty days of his appointment in such manner as prescribed in the relevant Rules.

Appointment of Directors to be voted on individually	163	(1)	At a General Meeting of the Company a motion shall not be made for the appointment of two or more persons as Directors of the Company by a single resolution, unless a resolution that is shall be so made has first been agreed to by the meeting without any vote being given against it.

		(2)	A resolution moved in contravention of clause (1) shall be void, whether or not objection was taken at the time to its being so moved;

		(3)	For the purpose of this Article a motion for approving a person’s appointment or for nominating a person for appointing shall be treated as a motion for his appointment.

Directors may appoint additional Directors	164		The Directors shall have power at any time and from time to time, to appoint any person other than a person who fails to get appointed as a director in a general meeting, as an additional director at any time. Each such Additional Director shall hold office only up to the date of the next following Annual General Meeting, or the last date on which the annual general meeting should have been held, whichever is earlier, but shall be eligible for appointment by the Company at that meeting as a Director.

Filling up of casual vacancies	165	(1)	If the office of any Director appointed by the Company in General Meeting is vacated before his term of office expires in the normal course, the resulting casual vacancy may be filled by the Board of Directors at a meeting of the Board.

		(2)	Any person so appointed shall hold office only up to the date up to which the Director in whose place he is appointed would have held office if it has not been vacated as aforesaid.

Appointment of Alternate Director	166	(1)	The Board of Directors may appoint a person, not being a person holding any alternate directorship for any other Director in the Company, to act as an Alternate Director to act for a Director (hereinafter called “the Original Director”) during his absence for a period of not less than three months from India.

		(2)	No person shall be appointed as an alternate director for an Independent Director unless he is qualified to be appointed as an Independent Director.

		(3)	An Alternate Director shall be entitled to notice of meetings of the Directors, and to attend and vote thereat accordingly.

		(4)	An Alternate Director shall vacate office if and when the Original Director returns to India.

		(5)	If the term of office of the Original Director is determined before he so returns to India as aforesaid any provision for the automatic re-appointment of retiring Directors in default of another appointment shall apply to the Original Director and not to the Alternate Director.

		(6)	An Alternate Director may be removed by the Board of Directors which may appoint another Alternate Director in his place.

Directors may act notwithstanding vacancy	167		The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below three, the continuing Directors may act for the purpose of increasing the number of Directors to the said number, or of summoning a General Meeting of the Company, but for no other purpose.

XX. RESIGNATION OF OFFICE BY DIRECTORS

Resignation of Directors	168	Subject to the provisions of Section 168 of the Act a Director may at any time resign from his office upon giving notice in writing to the Company of his intention so to do, and thereupon his office shall be vacated.

XXI. PROCEEDINGS OF BOARD OF DIRECTORS

Meeting of Directors	169	A minimum number of four meetings of the Directors shall have been held in every year in such a manner that not more than one hundred and twenty days shall intervene between two consecutive meetings of the Board. The Directors may meet together for the conduct of business, adjourn and otherwise regulate their meeting and proceedings, as they think fit, and may determine the quorum necessary for the transaction of business.

Meeting through video conferencing	170	The Board of Directors shall be entitled to hold its meeting through video conferencing or other permitted means, and in conducting the Board meetings through such video conferencing or other permitted means the procedures and the precautions as laid down in the relevant Rules shall be adhered to. With regard to every meeting conducted through video conferencing or other permitted means, the scheduled venue of the meetings shall be deemed to be in India, for the purpose of specifying the place of the said meeting and for all recordings of the proceedings at the meeting.

Notice of Meetings	171	Subject to provisions of Section 173 (3) of the Act, notice of not less than seven days of every meeting of the Board of

Directors of the Company shall be given in writing to every Director at his address registered with the company and shall be sent by hand delivery or by post or through electronic means.

The meeting of the Board may be called at a shorter notice to transact urgent business subject to the condition that at least one Independent Director of the Company shall be present at the meeting. In the event, any Independent Director is not present at the meeting called at shorter notice, the decision taken at such meeting shall be circulated to all the directors and shall be final only on ratification thereof by at least one Independent Director.

Quorum for Meetings	172	The quorum for a meeting of the Board shall be one-third of its total strength (any fraction contained in that one third being rounded off as one), or two directors whichever is higher and the directors participating by video conferencing or by other permitted means shall also counted for the purposes of this Article.

Provided that where at any time the number of interested Directors exceeds or is equal to two-thirds of the total strength, the number of the remaining Directors, that is to say, the number of the Directors who are not interested, being not less than two, shall be the quorum during such time.

Explanation:

The expressions “interested Director” shall have the meanings given in Section 184(2) of the said Act and the expression “total strength” shall have the meaning as given in Section 174 of the Act.

Procedure of meeting adjourned for want of Quorum	173	(1)	If a meeting of the Board could not be held for want of a quorum then the meeting shall automatically stand adjourned to the same day in the next week, at the same time and place, or if that day is a National Holiday, till the next succeeding day which is not a National Holiday at the same time and place.

		(2)	The provisions of Article 169 shall not be deemed to have been contravened merely by reason of the fact that a meeting of the Board which has been called in compliance with the terms of that Article could not be held for want of a quorum.

Power of Quorum	174		A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and directions by law or under the Articles and regulations for the time being vested in or exercisable by the Directors generally.

When meetings to be convened	175		The Chairman may, and manager or Secretary on the requisition of a Director shall, at any time, summon a meeting of the Board.

Question how decided	176		Questions arising at any meeting of the Directors shall be decided by a majority of votes, and in case of an equality of votes, the Chairman thereat shall have a second or casting vote.

Chairman of Directors’ meetings	177		The Directors may elect a Chairman of their meetings, and determine the period for which he is to hold office, and unless otherwise determined the Chairman shall be elected annually. If no Chairman is elected, or if at any meeting the Chairman is not present within five minutes of the time appointed for holding the same, or is unwilling to preside, the Directors present may choose one of their members to be the Chairman of such meeting.

Directors may appoint Committees	178	Subject to the provisions of Section 179 of the said Act, the Directors may delegate any of their powers, other than powers which by reason of the provisions of the said Act cannot be delegated to committees consisting of such member or members of their body as they may think fit, and they may from time to time revoke and discharge any such Committee either wholly or in part, and either as to persons or purposes. Every Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Directors, and all acts done by any such Committee in conformity with such regulations and in fulfillment of the purpose of their appointment, but not otherwise, shall have the like force and effect as if done by the Board.

Meeting and proceedings of Committee how governed	179	The meetings and proceedings of any such Committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto, and are not superseded by the express terms of the appointment of any such Committee, or by any regulations made by the Directors.

Resolutions by circular	180	A resolution not being a resolution required by the said Act or otherwise to be passed at a meeting of the Directors, may be passed without any meeting of the Directors or of a committee of Directors provided that the resolution has been circulated in draft, together with the necessary papers, if any, to all the Directors, or to all the members of the Committee as the case may be, at their addresses registered with the Company, by hand delivery or by post or courier or through electronic means as permissible under the relevant Rules and has been approved by a majority of the Directors as are entitled to vote on the resolution.

Validity of acts of Directors	181		All acts done by a person as a Director shall be valid, notwithstanding that it may be afterwards discovered that his appointment was invalid by reason of any defect or disqualification or had terminated by virtue of any provision contained in the said Act or in these Articles. Provided that this Article shall not give validity to acts done by a Director after his appointment has been shown to the company to be invalid or to have terminated.

Minutes of proceedings of the Board and the Committee to be Valid	182		The Directors shall cause minutes to be duly entered in a book or books provided for the purpose in accordance with these presents and section 118 of the Act.

Register of Directors and Key Managerial Person	183	(1)	The Directors shall cause to be kept at the Registered Office
			(a) a Register mentioned in Article 152 and

			(b) a Register of Contracts or arrangements of which they are interested, containing the particulars required by Section 189 of the Act.

Inspection of Register		(2)	The provisions contained in Article 103 (1)(b) and 103(2) relating to inspection and taking copies shall be mutatis mutandis be applicable to the registers specified in this Article.

XXII. APPOINTMENT OF KEY MANAGERIAL PERSONNEL

	184	(1)	Subject to the provisions of the Act,

(i) A Key Managerial Personnel may be appointed by the Board for such term at such remuneration and upon such conditions as it may think fit and the Key Managerial Personnel so appointed may be removed by means of a resolution in the Board Meeting.

			(ii) A Director may be appointed as chief executive officer, manager, company secretary or chief financial officer

XXIII. BORROWING POWERS OF DIRECTORS

Power to borrow Conditions on which money may be borrowed	185	(1)	Subject to clause (2) hereof the Directors may, from time to time at their discretion raise or borrow, or secure the repayment of any loan or advance taken by the Company. Any such moneys may be raised and the payment or repayment of such moneys maybe secured in such manner and upon such terms and conditions in all respects as the Directors may think fit and, in particular by promissory notes, or by opening current accounts or by receiving deposits and advances at interest, with or without security, or by the issue of debentures of debenture-stock of the Company charged upon all or any part of the property of the Company (both present and future), including its uncalled capital for the time being, or by mortgaging, charging or pledging any lands, buildings, machinery, plants, goods or other property and securities of the Company, or by such other means as to them may seem expedient.

Restrictions on powers of Board		(2)	The Board of Directors shall not, except with the consent of the Company in General Meeting, borrow moneys where the moneys to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company’s bankers in the ordinary course of business) will exceed the aggregate of the paid-up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose.

			No debt by the Company in excess of limit imposed by this Article shall be valid or effectual unless the lender proves that he advanced the loan in good faith and without knowledge that the limit imposed by that Article has been exceeded.

	(3)		Any bonds, debentures, debenture-stock or other securities issued or to be issued by the Company, shall be under the Control of the Directors who may issue them upon such terms and conditions and in such manner and for such consideration as they shall consider to be for the benefit of the Company.

Securities may be assignable free from equities	(4)		Any such debentures, debenture-stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

	(5)		If any other offer is made to the public to subscribe for or purchase debentures the provisions of the said Act relating to a prospectus shall be complied with.

Issue at discount etc. or with special privilege	(6)	(i)	Any such debentures, debenture-stock, bonds or other securities may be issued at a discount, premium or otherwise, and on condition (with the consent of the Company in General Meeting) and they may have a right to allotment of or be convertible into shares of any denominations, and with any special privileges and conditions as to redemption (or being irredeemable), surrender, drawings, re-issue, attending at General Meeting of the Company, appointment of Directors, and otherwise, provided that no debentures, debenture-stock, bonds or other securities may be issued carrying voting rights.

		(ii)	The Company shall have power to re-issue redeemed debentures.

		(iii)	A contract with the Company to take up and pay for any debentures of the Company may be enforced by a Deed for specific performance.

Limitation of time for issue of certificates		(iv)	The Company, shall within two months after the allotment of any of its shares, and six months after the allotment of any debentures or debenture-stock, and within one month after the application for the registration of the transfer of any shares, debentures or debenture-stock have completed and have ready for delivery the certificates of all shares, the debentures and the certification of all debenture-stock allotted or transferred, unless the conditions of issue of the shares, debentures of debenture-stock otherwise provide

The expression “transfer” of the purpose of the sub clause means a transfer duly stamped, dated and otherwise valid, and does not include any transfer which the Company is for any reason entitled to refuse to register and does not register.

Right to obtain called capital	(e)	(i)	A copy of any trust deed for securing any issue of debentures shall be forwarded to the holder of any such debentures or any member of the Company at his request and within seven days of the making thereof on payment of rupees fifty (Rs. 50/-);

		(ii)	The Court may also, by order, direct that the copy required shall forthwith be sent to the person requiring it.

Inspection of Trust Deeds		(iii)	The Trust Deed referred to in sub-clause (i) shall be open inspection by any member or debenture holder of the Company in the same manner, to the same extent, and on payment of the same fees, as if it were the register of members of the Company.

Mortgage of uncalled capital	186		If any uncalled capital of the Company is included in or charged by any mortgagor other security, the Directors may, by instrument under the Company’s seal, authorise the person in whose favour such mortgage or other security is executed, or any other person in trust for him to make calls on the members in respect of such uncalled capital, and the provisions hereinbefore contained in regard to call shall mutatis mutandis apply to calls under such authority, and such authority may be made exercisable either conditionally or unconditionally and either presently or contingently, and either to the exclusion of the Directors power or otherwise, and shall be assignable if expressed so to be.

Indemnity may be given	187		If the Directors or any of them or any other person shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Directors or person so becoming liable as aforesaid from any loss in respect of such liability.

Foreign register of members	188		The Company may exercise the power to keep foreign register of members or debenture holders or other security holders or beneficial owners residing outside India as provided in Section 88 of the Act.

	XXIV. POWER OF DIRECTORS

Business of the Company to be managed by Directors	189	(1)	Subject to the provisions of Section 135, 179, 180, 181, 182, 183, 184, 185, 186, 188 and 203 of the Act, the Board of Directors of the Company shall be entitled to exercise all such powers, give all such consents, make all such arrangements, be nearly do all such acts and things as are or shall be by the said

				Act, and the memorandum of association and these precedents directed or authorized to be exercised, given, make or done by the Company and are not thereby expressly directed or required to be exercise, given, made or done by the Company in General Meeting, but subject to such regulations being (if any) not inconsistent with the said provisions as from time to time may be prescribed by the Company in General Meeting provided that no regulation so made by the company in General Meeting shall invalidate any prior act of the Directors which would have been valid if the regulations had not been made.

Power to delegate		(2)		Save as provided by the said Act or by these presents and subject to the restrictions imposed by Section 179 of the said Act, the Directors may delegate all or any powers by the said Act or by the Memorandum of Association or by these presents reposed in them.

Specific Powers to Directors	190			Subject to the provisions of Articles 189 but without prejudice to the General Powers thereby conferred and so as not in any way to conferred by these presents, it is hereby expressly declared that the Directors shall have the following powers and authorities, that is to say power and authority :

		(1)	(i)	to enter into agreements with foreign components and other persons for obtaining by granting licence or other terms, formulae and other rights and benefits and to obtain financial and or technical collaboration, technical information, knowhow and expert advice in connection with the activities and business permitted under the Memorandum of Association of the Company.

	(ii)	to take over and acquire the industrial licence, import licence, permit and other rights on payment of actual and out of pocket expenses incurred thereof, and compensation for technical services rendered in connection therewith:

	(iii)	to pay and charge to the Capital / Revenue Account of the Company the legal and other costs, charges and expenses of and preliminary and incidental to the promotion, formation, establishment and registration of the Company including the stamps and fees paid in respect thereof :

	(iv)	to pay and charge to the Capital / Revenue Account of the Company any commission or interest lawfully payable under the provisions of the said Act :

	(v)	To carry out activities that are specified in Schedule VII of the Act, and for this purpose expend / incur the monies of the Company, and all monies so expended or incurred for this purpose shall also be construed to be for the purpose of the Company’s business.

(2)		to purchase in India or elsewhere any machinery plant, stores and other articles and things for all or any of the objects or purpose of the Company;

(3)		to purchase, take on lease or otherwise acquire in India any lands (whether freehold, leasehold or otherwise) and with or without houses, buildings, structures or machinery (fixed or loose) and any moveable property, rights or privileges (including intellectual property rights) from any person including a Director in furtherance of or for carrying out its objects, at or for such price or consideration and generally on such terms and conditions and with such titled thereto as they may think fit or may believe or be advised to be reasonable satisfactory.

(4)	to purchase, or otherwise acquire from any person and to resell, exchange, and repurchase any patent for or licence for the use of any invention.

(5)	to purchase or otherwise acquire for the Company any other property, formule, concessions, rights and privileges which the Company is authorised to acquire, at or for such price or consideration and generally on such terms and conditions as they may think fit.

(6)	in any such purchase or other acquisition to accept such titled as the Directors may believe or may be advised to be reasonably satisfactory. At their discretion to pay for any property, rights or privileges acquired by or services rendered to the Company, either wholly or partly in cash or in shares, or in both, or in bonds, debentures, mortgages or other securities of the Company, and any such shares may be issued either as fully paid up or with such amount credited as paid up thereon as may be agreed upon and any bonds, debentures, mortgages or other securities, may be either specifically charged upon all or any part of the property of the Company, and its uncalled capital or not so charged.

(7)	to sell for cash or on credit or to contract for the sale and future delivery of or to and for sale in any part of India or elsewhere any products or Articles produced, manufactured or prepared by the Company as the Directors may deem advisable.

(8)	to erect, construct, and build and factories, warehouses, godowns, engine houses, tanks, wells, or other constructions, adopted to the objects of the Company or may be considered expedient or desirable for the objects or purposes of the Company or any of them;

(9)	to sell from time to time any articles, materials, machinery, plant, stores and other articles and things belonging to the Company as the Directors may think proper and to manufacturer, prepare and sell waste and by-products;

(10)	from time to time to extend the business and undertaking of the company by adding to, altering, or enlarging all or any of the building, factories, workshops, premises, plant and machinery, for the time being the property or in the possession of the Company, or by erecting new or additional buildings, and to expend such sums of money for the purposes aforesaid or any of them, as may be thought necessary or expedient;

(11)	to remove all or any of the machinery, plant and other movable property of the Company for the time being in or upon lands, buildings, or premises of the Company to other lands, buildings, or premises;

(12)	to negotiate for, and subject to the approval of the Company in General Meeting, contract for the sale and transfer of all or any part of the property and undertaking of the Company as a going concern, subject or not subject to all or any of the obligations and liabilities of the Company;

(13)	to undertake on behalf of the Company the payment of all rents the performance of all covenants, conditions and agreements contained in or reserved by any lease that may be granted or assigned to or otherwise acquired by the Company, and to purchase the reversion or reversions, and otherwise to acquire the freehold or fee-simple of all or any of the lands of the Company for the time being held under lease, or for an estate less than a free hold estate;

(14)	to improve, manage, develop, exchange, lease, sell, re-sell and re- purchase, dispose of, deal with or otherwise turn to account and property (movable or immovable) or any rights or privileges belonging to or at the disposal of the Company or in which the Company is interested;

(15)	to secure the fulfillment of any contracts or engagements entered into by the Company by mortgage or charge of all or any of the property of the Company and its unpaid capital for the time being or in such manner as they may think fit.

(16)	to accept from any member, on such terms and conditions as shall be agreed upon and as far as may be permissible by law, a surrender of his shares or any part thereof;

(17)	to determine from time to time who shall be entitled to sign on the Company’s behalf bills, notes, receipts, acceptances, endorsement, cheques, dividend warrants, releases, contracts and documents and to give the necessary authority for such purposes;

(18)	to make advances and loans without any security, or on such security as they may think proper and to take security for already existing debts, and otherwise to invest and deal with any of the moneys of the Company not immediately required for the purpose thereof in Government or Municipal securities, fixed deposits in banks and in such other manner as they may think fit and from time to time vary or realise such investments, and for the purpose aforesaid to authorise such persons within limits to be fixed from time to time by the Board.

(19)	to make and give receipts, releases and other discharges for moneys payable to, or for goods or property belonging to the Company, and for the claims and demands of the Company;

(20)	subject to the provisions of Section 179, 180 and 186 of the said Act, to invest and deal with any moneys of the Company not immediately required of the purposes thereof, upon such security (not being shares of the Company) or without security and in such manner as they may think fit, and from time to time to vary or realise such investments, Save as provided in Section 187 of the said Act all investments shall be made and held in the Company’s own name;

(21)	to give to any officer or other person employed by the Company including any Directors so employed, a commission on the profits of any particular business or transaction, or a share in general or particular profits of the Company, and such commission or share of profits shall be treated as part of the working expenses of the Company and to pay commissions and make allowances to any person introducing business to the Company or otherwise assisting its interests;

(22)	subject to the provisions of Section 187 of the said Act to appoint any person or persons (whether incorporated or not) to accept and hold in trusts for the Company any property belonging to the Company, or in which the Company is interested or for any other purposes and to execute and do all such acts, deeds and things as may be requisite in relation to any such trust, and to provide for the remuneration of such trustee or trustees;

(23)	to insure and keep insured against loss or damage or fire or otherwise for such period and to such extent as they may think proper all or any part of the buildings, machinery, goods, stores, produce and other movable property of the Company either separately or conjointly, also to insure all or any portion of the goods, produce, machinery and other articles imported or exported by the Company and to sell, assign, surrender or discontinue any policies of assurance effected in pursuance of this power.

(24)	to attach to any shares to be issued as the consideration or part of the consideration for any contract with or property acquired by the Company, or in payment for services rendered to the Company, such conditions as to the transfer thereof as they think fit;

(25)	to execute, in the name and on behalf of the Company, in favour of any Director or other person who may incur or be about to incur any personal liability for the benefit of the Company, such mortgages of the Company’s property (present and future) as they may think fit and any such mortgage may contain a power of sale and such other powers, covenants and provisions as shall be agreed upon;

(26)	to institute, conduct, defend, compound, abandon or refer to arbitration any action, suit, appeals, proceedings, for enforcing decrees and orders and other legal proceedings by or against the Company or its officers, or otherwise concerning the affairs of the Company, to compound or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Company and to refer the same or arbitration, to observe and perform any awards made there on; to act on behalf of the Company in all matters relating to bankrupts and insolvents;

(27)	The person duly authorised by the Directors shall be entitled to make, give, sign and execute all and every warrant to use or defend on behalf of the Company, and all and every legal proceedings and compositions or compromise, agreements, and submission to arbitration and agreement to refer to arbitration as may be requisite, and for the purposes aforesaid, the Secretary or such other person may be empowered to use their or his own name on behalf of the Company, and they or he shall be saved harmless and indemnified out of the funds and property of the Company, from and against all costs and damages which they or he may incur or be liable to by reason of their or his name so used as aforesaid.

(28)	to provide for the welfare of the employees or ex-employees of the Company, and the wives, widows and families or the dependants or connects of such persons and to give, award or allow any pension, gratuity, compensation, grants of money, allowances, bonus, stock options (including other stock related compensation) or other payment to or for the benefit of such persons as may appear to the Directors just and proper, whether they have or have not a legal claim upon the Company, and before recommending any dividends to set aside portions of the profits of the Company to form a fund to provide for such payments and in particular to provide for the welfare of such persons, by building or contributing to the building of houses, dwelling or chawls, or by creating and from time to time subscribing or contributing to provident and other associations, institutions, funds, or trusts and by providing or subscribing or contributing towards places of instruction and recreation, hospitals and dispensaries, medical and other attendance and other assistance as the Directors shall think fit; and to subscribe or contribute or otherwise to assist or to guarantee money to charitable, benevolent, religious, scientific, national or other institutions, or objects which shall have any moral or other claim to support or aid by the Company either by reason of locality of operation or of public and general utility;

(29)	before recommending any dividend, to set aside, out of the profits of the Company such sums for depreciation as provided in Section 123 of the said Act and such sums as they think proper for creating reserves, general or specific or special funds to meet contingencies or to repay debentures or debenture-stock or to pay off preference of other shareholders subject to the sanction of the Court when the same is required by law on for payment of dividends or equalising dividend or for special dividends or bonus or for repairing, improving, extending and maintaining any part of the property of the Company and for such other purposes (including the purposes referred to in the preceding clause) as the Directors may in their absolute discretion think conducive to the interest of the Company and from time to time to carry forward such sums as may be deemed expedient and to invest and deal with the several sums to set aside or any part thereof as provided in Clause (18) of this Article as they think fit, and from time to time to deal with and vary such investment and dispose of and apply and expend the same or any part thereof for the benefit of the Company in such manner and for such purpose as the Directors in their absolute discretion think conducive to the interest of the Company notwithstanding that the matters to which the Directors apply or upon which they expend the same or any part thereof for the benefit of the Company in such manner and for such purpose as the Directors in their absolute discretion think conducive to the interest of the Company notwithstanding that the matter to which the Directors apply or upon which they expend the same or any part thereof may be matters to and upon which the capital money of the Company might rightly be applied or expended and the Directors may divide the Reserve or any Fund into such special funds and transfer any sum from one fund to another as they may think fit and may employ the assets constituting all or any of the above funds including the Depreciation Fund or any part thereof in the business of the Company or in the purchase or repayment of debentures or debenture-stock or preference shares or in payment of special dividend or bonus and that without being bound to keep the same separate from the other assets, and without being bound to pay interest for the same with power however to the Directors at their discretion to pay or allow to the credit of such funds or any of them the interest at such rate as the Directors may think proper not exceeding 9 per cent per annum.

(30)	from time to time and at any time to entrust to and confer upon the officers for the time being of the Company, and to authorise, or empower them to exercise and perform and by Power-of-Attorney under seal to appoint any person to be the Attorney of the Company and invest them with such of their powers, authorities, duties and discretion exercisable by or conferred or imposed upon he Directors, but not the power to make Calls or other power which by law are expressly stated to be incapable of delegation as the Directors may think fit, and for such time and to be exercise for such objects and purposes and subject to such restrictions and conditions, as the Directors may think proper or expedient, and either collaterally with or to the exclusion of and in substitution for all or any of the powers, authorities, duties and discretions of the Directors in that behalf, with authority to the Secretary or such officers or attorney to sub-delegate all or any of the powers, authorities, duties, and discretions for the time being vested in or conferred upon them and from time to time to revoke all such appointments of attorney and withdraw, alter or vary all or any of such powers, authorities, duties and discretions;

(31)	to appoint, and at their pleasure to remove, discharge, or suspend and to re-employ or replace, for the management, of the business, secretaries, managers, experts, engineers, accountants, agents, subagents, bankers, brokers, muccadums, solicitors, officers, clerks, servants and other employees for permanent, temporary or special services as the Directors may from time to time think fit, and to determine their powers and duties and fix their emoluments, salaries, wages, and to require security in such instances and to such amount as they think fit, and to ensure and arrange for guarantee for fidelity of any employees of the Company and to pay such premiums on any policy of guarantee as may from time to time become payable;

(32)	from time to time and at any time to establish any local Board for managing any of the affairs of the Company in any specified locality in India or elsewhere and to appoint any persons to be members of any Local Boards and to fix their remuneration. And from time to time and at any time to delegate to any person so appointed any of the powers, authorities and discretions for the time being vested in the Directors, other than their power to make a Call and to authorise the members for the time being of any such Local Board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit, and the Directors may at any time remove any person so appointed, and may annul or vary any such delegation. Any such delegate may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

(33)	at any time and from time to time by power-of-attorney to appoint any person or persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as the Directors may from time to time think fit and any such appointment (if the Directors think fit) may be made in favour of the members or any of the members of any Local Board established as aforesaid or in favour of any Company or the members, Directors, nominees, or Managers of any company or firm or otherwise in favour of any fluctuating body or persons whether nominated directly or indirectly by the Directors, and any such Power-of-attorney may contain such powers for the protection or convenience of persons dealing with such Attorney as the Directors may think fit.

(34)	from time to time to provide for the management transaction of the affairs of the Company outside the Registered Office or in any specified locality in India or outside India, in such manner as they think fit and in particular to appoint any person to be the Attorneys or agents of the Company with such powers, authorities and discretions (including power to sub- delegate) but not exceeding those vested in or exercisable by the Directors, and also not the power to make calls or issue debentures and for such period, and upon such terms and subject to such conditions as the Directors may think fit, and at any time to remove any person so appointed or withdraw or vary any such powers as may be thought fit, and for that purpose the Company may exercise the powers conferred by Section 88 of the Act relating to keep in any State or country outside India a foreign Register respectively and such powers shall accordingly be vested in the Directors.

(35)	for or in relation to any of the matters aforesaid or otherwise for the purpose and objects of the Company to enter into all such negotiations and contracts and rescind and vary all such contracts, and execute, perform and do and sanction, and authorise all such acts, deeds, matters and things, including matters that are incidental and/or ancillary thereto, in the same and on behalf of the Company as they may consider expedient;

(36)	to open accounts with any bank or bankers or with any Company, firm or individual for the purpose of the Company’s business and to pay money into and draw money from any such account from time to time as the Directors may think fit.

(37)	generally subject to the provisions of the Act and these Articles to delegate the powers, authorities and discretions vested in the Directors to any Key Managerial Personnel, firm, company or fluctuating body of persons as aforesaid’

		(38)	to authorise the issue of securities (including depository receipts), whether convertible to shares or not, as Per applicable laws, either as a primary issue or a secondary offering’

	XXV. MANAGING DIREGTORS

Power to appoint Managing Director	191		Subject to the provisions of Section 196, 197, and 203 of the Act, the Directors may from time to time aPPoint one or more of their body to be Managing Director, Joint Managing Director or Managing Directors, Whole-time Director, Manager or Chief Execulive Officer of the Company either for a fixed term or without any limitation as to the period for which he or they is or are to hold such office but in any case not exceeding five years at a time and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

Provisions to which Managing Director will be subject to Amended vide special resolution passed by the members at the 73rd AGM held on July 16, 2019.	192		Subject to the provisions of the Act and of these Articles, a Managing Director or a Whole Time Director shall, while he continues to hold that office, be subject to retirement by rotation as may be determined by the Board and Shareholders to the extent as may be required, under the Act or these Articles and he shall be taken into account in determining the rotation of Directors or the number of Directors to retire. He shall, subject to the terms of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of Director for any cause, he shall ipso facto immediately cease to be Managing Director.

Remuneration of Managing Director	193		The remuneration of a Managing Director and Joint Managing Director shall from time to tirne be fixed by the Directors and may be by way of salary or commission or participating in profits or by way or all of those modes or in other forms shall be subject to the limitations prescribed in Section 197 of the Act.

Powers and duties of Managing Directors	194		The Directors may from time entrust to and upon a Managing Director or Joint Managing Director for the time being such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers, unless and until otherwise determined a Managing Director may exercise all the powers exercisable by the Directors, save such powers as by the Act or by these Articles shall be exercisable by the Directors themselves.

		XXVI. SECRETARY

	195	(1)	The Directors may from time to time appoint and at their discretion remove, a person (hereinafter called “the Secretary”) to keep the Registers required to be kept by the Company, to perform any other function which by the said Act or by these Articles are to be performed by the Secretary and to execute any other duties which may from time to time be assigned to the Secretary by the Directors.

		(2)	The Directors may any time appoint a temporary substitute for the Secretary who shall for the purpose of these Articles be deemed to be the Secretary.

XXVII. INDEMNITY TO AND PROTECTION OF DIRECTORS AND OFFICERS

Indemnity	196	(1)	The Board shall be entitled to meet out of the funds of the Company to defend, every officer of the Company as defined by Section 2(59) of the said Act, or any person (whether an officer of the Company or not) employed by the Company, against all claims made on them (including losses, expenses, fines, penalties or such levies), in or about the discharge of their respective duties.

		(2)	Every Officer of the Company, as defined by Section 2(59) of the said Act, or any person (whether an Officer of the Company or not) employed by the Company, shall be entitled to direct the company to meet all claims, losses, expenses, fines, penalties or such other levies, expended by them, respectively in or about the discharge of their respective duties, out of the funds of the Company against all such liabilities, including attorney fees, incurred by them in defending any proceedings under the Act, or other laws applicable to the Company, and/or its subsidiaries in any jurisdiction.

		(3)	The Company may take and maintain any insurance as the Board may think fit on behalf of its directors (present and former), other employees and the Key Managerial Personnel, for insurers to directly meet all claims, losses, expenses, fines, penalties or such other levies, or for indemnifying any or all of them against any such liability for any acts in relation to the Company for which they may be liable.

Directors and Other officers not responsible or acts of others	197		No Director of the Company, Manager, Secretary, Trustee, Auditor and other officer or servant of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or servant or for joining in any receipts or

			other act for the sake of conformity merely or for any loss or expenses happening to the Company through the insufficiency or deficiency in point of titles or value of any property acquired by the order of the Directors for or on behalf of the Company or mortgaged to the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, company or corporation to or with whom any moneys, securities or effects of the Company shall be entrusted or deposited or for any loss occasioned by any error of judgement, omission default or oversight on his part or for any other loss, damage or misfortune whatever which shall happen in relation to the execution or performance of the duties of his office or in relation thereto, unless the same happen through his own dishonesty.

	198		An Independent Director, and a non-executive director not being a promoter or a Key Managerial Personnel, shall be liable only in respect of acts of omission or commission, by the Company which had occurred with his knowledge, attributable through Board processes, and with his consent or connivance or where he has not acted diligently.

	XXVIII. SEAL

The Seal, its custody and use	199	(1)	The Directors shall provide a Common Seal for the purpose of the Company and shall have power from time to time to destroy the same and substitute a new seal in lieu thereto and the Directors shall provide for the safe custody of the seal for the time being. The seal of the Company shall never be used except by the authority of a resolution of the Board

		of Directors and in presence of one of Directors or such other persons as the Board may authorise who will sign in token thereof and countersigned by such officers or persons at the Directors may from time to time resolve.

	(2)	Any instrument bearing the Common Seal of the Company and issued for valuable consideration shall be binding on the Company notwithstanding any irregularity touching the authority of the Directors to issue the same.

XXIX. NOTICES AND SERVICE OF DOCUMENTS

Members to notify Address for registration	200	It shall be imperative on every member or notify to the Company for registration his place of address in India and if he has no registered address within India to supply to the Company an address within India for giving of notices to him.

		A member may notify his email address if any, to which the notices and other documents of the company shall be served on him by electronic mode.

		The Company’s obligation shall be satisfied when it transmits the email and the company shall not be responsible for failure in transmission beyond its control.

Notice	201	Subject to Section 20 of the said Act, a document may be served by the Company on any member thereof by sending it to him by post or by registered post or by speed post or by courier or by delivering at his address (within India) supplied by him to the company for the service of notices to him.

		The term courier means person or agency who or which delivers the document and provides proof of its delivery.

Transfer of successors in title of members bound by notice given to previous holders	202	Every person, who by operation of law, transfer or other means whatsoever, shall become entitled to any share, shall be bound by any and every notice and other document in respect of such share which previous to his name and address being entered upon the register shall have been duly given to the person from whom he derives his title to such share.

When notice may be given by advertisement	203	Any notice required to be given by the Company to the members or any of them and not expressly provided for by these presents shall be sufficiently given, if given by advertisement, once in English and once in a vernacular daily newspaper circulating in the city, town or village in which the registered office of the Company is situate.

Service of notice good notwithstanding death of member	204	Any notice or document served in the manner hereinbefore provided shall notwithstanding such member be then dead and whether or not the Company has notice of his death, be deemed to have been duly served in respect of any share, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as the holder or joint-holder thereof and such service, for all purposes of these presents be deemed a sufficient service of such notice or documents on his heirs, executors, administrators and all person (if any) jointly interested with him in any such shares.

Signature to notice	205	Any notice given by the Company shall be signed (digitally or electronically) by a Director or by the Secretary or some other officer appointed by the Directors and the signature thereto may be written, facsimile, printed, lithographed, photostat.

Service of documents on company	206	A document may be served on the Company or on an officer thereof by sending it to the Company or officer at the Registered Office of the Company by post or by Registered Post or by leaving it at its Registered Office, or by means of such electronic mode or other mode as may be specified in the relevant Rules.

XXX. SECRECY CLAUSE

Secrecy Clause	207	No member shall be entitled to visit any works of the Company without the permission of the Directors or to require discovery of or any information respecting any detail of the Company’s working, trading or any matter which is or may be in the nature of a secret, mystery of trade or secret process, which may relate to the conduct of the business of that Company and which in the opinion of the Directors, it will be inexpedient in the interest of the members of the Company to communicate to the public.

XXXI. WINDING-UP

	208	If upon the winding-up of the Company, the surplus assets shall be more than sufficient to repay the whole of the paid-up capital, the excess shall be distributed amongst the members in proportion to the capital paid or which ought to have been paid-up on the shares at the commencement of the winding-up held by them respectively, other than the amounts paid in advance of calls. If the surplus assets shall be insufficient to repay the whole of the paid-up capital, such surplus assets shall be distributed so that as nearly as may be the losses shall be borne by the members in proportion to the capital paid-up or which ought to have been paid-up at the commencement of the winding-up on the shares held by them respectively, other than the amounts paid by them in advance of calls. But this Article is without prejudice to the rights of the holders of any shares issued upon special terms and conditions and shall not be construed so as to or be deemed to confer upon them any rights greater than those conferred by the terms and conditions of issue.

Distribution of assets in specie	209		If the Company shall be wound-up whether voluntarily or otherwise, the following provisions shall take effect:

		(1)	the Liquidator may, with the sanction of a Special Resolution, divide among the contributories in specie or kind any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trust for the benefit of the contributories or any of them, as the Liquidator with the like sanction shall think fit.

		(2)	If thought fit any such division may be otherwise than in accordance with the legal rights of the contributories (except where unalterably fixed by the Memorandum of Association) and in particular any class may be given preferential or special rights or may be excluded altogether or in part but in case any division otherwise than in accordance with the legal rights of the contributories shall be determined on any contributory who would be prejudiced thereby shall have the right to dissent and shall have ancillary rights as if such determination were a Special Resolution passed pursuant to Section 319 of the said Act.

		(3)	In case any shares to be divided as aforesaid involve a liability to calls or otherwise any person entitled under such division to any of the said shares, may, within seven days after the passing of the Special Resolution by notice in writing, direct the Liquidator to sell his proportion and pay him the proceeds and the Liquidator shall, if practicable, act accordingly.

Liquidator may sell for shares in another company	210	Any such Liquidator may, irrespective of the powers conferred upon him by the said Act and as an additional power conferring a general or special authority, sell the undertaking of the Company or the whole or any part of its assets for shares fully or partly paid-up or the obligations of or other interest in any other company and may by the contract of sale agree for the allotment to the members directly of the proceeds of sale in proportion to their respective interests in the Company and in case the shares of this Company shall be of different classes, may arrange for the allotment in respect of preference shares of the Company, to obligations of the purchasing company or of shares of the purchasing company with preference or priority over or with a larger amount paid-up than the shares allotted in respect of ordinary shares of this Company and may further by the contract, limit a time at the expiration of which shares, obligations or other interests not accepted or required to be sold, shall be deemed to have been refused and be at the disposal of the Liquidator.

Sale under Sections 319 of the Companies Act, 2013	211	Upon any sale under the last preceding Article or under the powers given by Section 319 of the said Act, no member shall be entitled to require the Liquidator either to abstain from carrying into effect the sale or the resolution authorising the same or to purchase such member’s interest in this Company, but in case any member shall be unwilling to accept the share, obligations or interests to which under such sale he would be entitled, he may, within seven days of the passing of the resolution authorising the sale, by notice in writing to the Liquidator, require him to sell such shares, obligations or interests and thereupon the same shall be sold in such manner as the Liquidator may think fit and the proceeds shall be paid over to the member requiring such sale.

XXXII. GENERAL POWERS

General Power	212	Where any provisions of the said Act, provides that the Company shall do such act, deed, or thing, or shall have a right, privilege or authority to carry out a particular transaction, only if it is so authorised in its Articles, in respect of all such acts, deeds, things, rights, privileges and authority, this Article hereby authorises the Company to carry out the same, without the need for any specific or explicit Article in that behalf.